UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

 MILLICOM INTERNATIONAL CELLULAR S.A.

 Item

1.	Press release dated October 23, 2019

Item 1

Earnings Release Q3 2019

Luxembourg, October 23, 2019

Strengthening our Leadership in Central America

Group highlightsi

The financial highlights discussed and summarized in the table below are presented on an IFRS basis and therefore do not include the fully consolidated results from our Guatemala and Honduras joint ventures.

•	Revenue increased 10.8% aided by acquisitions in Panama and Nicaragua.

•	Operating profit decreased on higher amortization expense related to acquisitions and one-off charges.

•	Net loss of $130 million due to non-cash fair value adjustments and lower operating profit.

•	Completed acquisition of mobile operations in Panama.

Financial highlights ($ millions)	Q3 2019	Q3 2018	% change	9M 2019	9M 2018	% change
Revenue	1,097	990	10.8%	3,186	2,966	7.4%
Operating Profit	178	209	(15.0)%	452	533	(15.2)%
Net Income	(130)	68	NM	(70)	84	NM

Latin America segment highlights – Q3 2019

Our Latin America (“Latam”) segment includes our Guatemala and Honduras joint ventures as if they were fully consolidated. These highlights and the table that follows include non-IFRS measures. See page 22 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures.

•	Service revenue* up 9.0% year-on-year fueled by acquisitions - organic growth* of 1.0%.

•	EBITDA* up 18.2% on IFRS 16 adoption and acquisitions - organic growth* of 0.7%.

•	Sustained cash flow growth with OCF* up 10.0% organically in Q3 and 7.8% for the nine-month period.

•	Added a record 99,000 HFC customer relationships to reach 3.4 million.

•	Added 858,000 4G smartphone data customers to reach 13.5 million, i.e., 35% of our mobile customer base.

Latam segment highlights ($ millions)	Q3 2019	Q3 2018	% change	9M 2019	9M 2018	% change
Revenue	1,500	1,368	9.7%	4,387	4,104	6.9%
Service Revenue*	1,383	1,268	9.0%	4,072	3,807	7.0%
Organic growth*	1.0%	4.7%	(3.7) pt	2.2%	4.5%	(2.3) pt
EBITDA*	620	525	18.2%	1,796	1,553	15.7%
Organic growth*	0.7%	4.2%	(3.5) pt	2.2%	3.3%	(1.1) pt
EBITDA Margin*	41.4%	38.4%	3.0 pt	40.9%	37.8%	3.1 pt
Capex*	247	246	0.4%	639	607	5.3%
OCF (EBITDA – Capex)*	373	278	33.9%	1,157	946	22.3%
Organic growth*	10.0%	1.4%	8.6 pt	7.8%	1.5%	6.3 pt

* Non-IFRS measure. See page 22 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures.

____________________

i With the exception of balance sheet items, the comparative 2018 financial information in this earnings release has been adjusted for the classification of our operations in Chad as discontinued operations. Our operations in Chad were disposed of on June 26, 2019.

Earnings Release Q3 2019

Millicom Chief Executive Officer Mauricio Ramos commented:

"The third quarter of 2019 marked several important milestones for Millicom. First, we strengthened our position as the leading telecommunications operator in Panama by closing our acquisition of the largest mobile operator in the country. We are now focused on extracting the synergies we have targeted. Second, we added a record 99,000 customer relationships to our HFC network, lifting penetration rates, which is key to accelerating our cash flow growth over time.

Some of our markets have experienced a slowdown in economic activity, which has adversely affected our prepaid mobile in particular, while competition in prepaid mobile has intensified in some countries. As a result, revenue and EBITDA growth was below our expectations in the quarter. Although I am disappointed by these headline results in Q3, our strategy remains intact, and we continued to deliver robust performance in both postpaid mobile and residential cable. Organic OCF growth was in line with our plans in the quarter, and I remain as confident as ever in our ability to continue to accelerate organic OCF growth over the medium term.

During the quarter, Millicom's largest shareholder, Kinnevik, announced plans to distribute its 37.2% ownership stake in Millicom to its own shareholders later this year. We look forward to welcoming many new shareholders to Tigo and expect that this distribution will increase the liquidity of our shares over time."

2019 Outlook

Organic service revenue and EBITDA growth for our Latam segment in the first nine months of 2019 were below our expectations, as a weaker macro backdrop and intensifying competition affected prepaid mobile. As a result, we now expect full year 2019 organic service revenue growth of slightly above 2% and organic EBITDA growth of about 2.5%. This notwithstanding, organic OCF growth in our Latam segment has been in line with our expectation for the first nine months of 2019, thanks to synergies in Panama and savings from efficiency programs, which have allowed us to sustain our network expansion plans while reducing capex year-to-date.

Financial targets	Initial 2019 Outlook	Revised 2019 Outlook	Year-to-date	Medium-term plan
Latam segment
Service revenue* growth (organic YoY)	3-5%	Slightly above 2.0%	2.2%	Mid-single-digit
EBITDA* growth (organic YoY)	4-6%	~2.5%	2.2%	Mid-to-high single-digit
Capex*	Slightly above $1.0 billion	~$1 billion	$639 million**
OCF* growth (organic YoY)	Mid-to-high single-digit	Unchanged	7.8%	Around 10%

* EBITDA, Service Revenue, Capex and OCF (EBITDA less Capex) are non-IFRS measures. Please refer to disclosures on page 22 for a description of non-IFRS measures and reconciliations to the nearest equivalent IFRS measures.

** Capex year-to-date includes $23 million related to Panama and Nicaragua mobile operations, not included in the initial 2019 outlook.

Subsequent Events

On October 15, 2019, Helios Towers plc (or "HTA", a company inserted as the holding company of Helios Towers Africa Ltd just prior to IPO) completed its IPO on the London Stock Exchange at a price of GBP 1.15 per share, valuing the company at enterprise value of approximately $2.0 billion and a market capitalization of $1.45 billion. As part of the listing process, Millicom sold a portion of its ownership, yielding $12 million in net proceeds, after fees and tax escrow (or approximately $25 million net proceeds if the overallotment option is exercised). Post-IPO, Millicom holds a 17.1% stake (or 16.2% if the overallotment option is exercised).

On October 18, 2019, Millicom announced that its Panama subsidiary, Cable Onda, has mandated Goldman Sachs & Co. LLC and J.P. Morgan as Global Coordinators, and BNP Paribas, Morgan Stanley and Scotiabank as Joint Bookrunners for a potential benchmark senior unsecured 144A/RegS USD bond transaction, subject to market conditions.

Earnings Release Q3 2019

IFRS 16 - Leases

IFRS 16 became effective on January 1, 2019 and primarily affects the accounting for operating leases, which have been brought onto our balance sheet at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. On adoption, an additional lease liability of $536 million was recognized.

The application of the new standard had the following impacts on EBITDA and EBITDA margin as compared to what our results would have been if we had continued to follow the IAS 17 standard in the nine and three month periods ended September 30, 2019:

EBITDA

	Q3 2019	9M 2019
IFRS 16 positive impact on EBITDA vs. IAS 17	$ millions	$ millions
Latin America segment	44	124
Africa segment	9	26
Group (IFRS)	38	107

EBITDA margin

	Q3 2019			9M 2019
IFRS 16 impact on EBITDA	EBITDA Margin with IFRS 16	EBITDA Margin w/o IFRS 16	Variance (in pts)	EBITDA Margin with IFRS 16	EBITDA Margin w/o IFRS 16	Variance (in pts)
Latin America segment	41.4%	38.4%	2.9	40.9%	38.1%	2.8
Africa segment	40.0%	30.7%	9.3	30.6%	21.6%	9.0
Group (IFRS)	36.8%	33.3%	3.5	34.7%	31.4%	3.4

For comparative purposes, the organic growth figures discussed throughout this report exclude the impact of this accounting change implemented as of January 1,2019.

The application of this standard has no impact on cash flow generation, but it does impact components of our cash flow reporting, as lease expenses are removed from EBITDA, and offsetting cash flows are booked as either lease interest or lease capital payments. The net effect is that cash flow from operations increases, while cash flow from financing decreases commensurately.

For the nine-month period ended September 30, 2019, the adoption of IFRS 16 increased operating free cash flow by approximately $107 million ($152 million including Guatemala and Honduras), which was partially offset by additional lease interest payments of $40 million ($60 million including Guatemala and Honduras). For the same period, the adoption of IFRS 16 reduced financing cash flow by $70 million, as principal repayments on all lease liabilities are included in financing activities ($95 million including Guatemala and Honduras).

The Group adopted the standard using the modified retrospective approach, with the cumulative effect of applying the new Standard recognized in retained profits as of January 1, 2019. Comparatives for the 2018 financial statements were not restated. As a result, last-twelve-month EBITDA used to calculate net debt-to-EBITDA is affected during 9 months of 2019 by IFRS 16, while EBITDA in Q4 2018 does not.

Therefore, we currently calculate leverage metrics by excluding the IFRS 16 lease liabilities from net debt and by using EBITDA after leases for the period since January 1, 2019, when IFRS 16 was adopted, as detailed in the Non-IFRS reconciliations beginning on page 22.

Earnings Release Q3 2019

The following tables summarize the impact of IFRS 16 on our financial statements:

Income Statement data	Q3 2019		9M 2019
In USD millions	Millicom Group (IFRS)	Guatemala and Honduras	Millicom Group (IFRS)	Guatemala and Honduras
EBITDA - increase	38	15	107	45
Depreciation expense - increase	(28)	(11)	(78)	(33)
Lease Interest expense - increase	(16)	(7)	(48)	(22)
Net Income - decrease	(7)	(2)	(25)	(5)

Cash Flow	Q3 2019		9M 2019
In USD millions	Millicom Group (IFRS)	Guatemala and Honduras	Millicom Group (IFRS)	Guatemala and Honduras
Additional interest payments (IFRS 16)	(16)	(7)	(40)	(20)
Additional lease capital payments (IFRS 16)	(19)	(8)	(70)	(25)

Balance sheet data	9/30/2019
In USD millions	Millicom Group (IFRS)	Guatemala and Honduras
Additional lease liabilities (IFRS 16)	596	322

Earnings Release Q3 2019

Group Quarterly Financial Review - Q3 2019

Income statement data (IFRS)	Q3 2019	Q3 2018	% change	9M 2019	9M 2018	% change
($ millions, except EPS in $)
Revenue	1,097	990	10.8%	3,186	2,966	7.4%
Cost of sales	(302)	(281)	7.4%	(891)	(840)	5.9%
Gross profit	795	709	12.2%	2,295	2,126	8.0%
Operating expenses	(392)	(386)	1.4%	(1,189)	(1,170)	1.7%
Depreciation	(201)	(166)	21.4%	(606)	(498)	21.7%
Amortization	(69)	(30)	NM	(191)	(100)	91.2%
Share of net profit in Guatemala and Honduras	46	44	5.5%	137	109	25.0%
Other operating income (expenses), net	(1)	39	(103.6)%	7	66	(90.0)%
Operating profit	178	209	(15.0)%	452	533	(15.2)%
Net financial expenses	(128)	(92)	39.8%	(392)	(256)	53.3%
Other non-operating income (expenses), net	(127)	(14)	NM	(82)	8	NM
Gains (losses) from other JVs and associates, net	(17)	(32)	(48.5)%	(31)	(100)	(68.5)%
Profit (loss) before tax	(94)	72	NM	(54)	185	NM
Net tax credit (charge)	(48)	0	NM	(90)	(67)	34.7%
Profit (loss) for the period from continuing ops.	(142)	71	NM	(144)	118	NM
Non-controlling interests	16	(2)	NM	14	(1)	NM
Profit (loss) from discontinued operations	(4)	0	NM	60	(32)	NM
Net profit (loss) for the period	(130)	68	NM	(70)	84	NM
Weighted average shares outstanding (millions)	101.15	100.82	0.3%	101.13	100.78	0.3%
EPS	(1.29)	0.68	NM	(0.69)	0.84	NM

Group revenue increased 10.8% ($107 million) year-on-year to $1,097 million in Q3 2019. The increase largely reflects two acquisitions in Panama and one in Nicaragua. The acquired revenue, combined with organic growth, more than offset the translation impact of weaker currencies in most of our markets.

Cost of sales increased 7.4% ($21 million) year-on-year to $302 million. The increase largely reflects the impact of acquisitions. Operating expenses increased 1.4% ($6 million) year-on-year to $392 million. The increase reflects the acquired operations and $12 million of one-off acquisition and integration charges, which were mostly offset by the adoption of IFRS 16, which reduced operating expenses by $38 million.

	Group (IFRS)	Guatemala and Honduras
Amortization Expense
($ millions)	9M 2019	9M 2019
Licenses and Spectrum	(35)	(6)
Acquisitions	(95)	(76)
Other items	(61)	(15)
Total Amortization	(191)	(97)

Depreciation increased 21.4% ($36 million) year-on-year to $201 million, mostly due to the adoption of IFRS 16, which added $28 million, and due to the acquisitions. Amortization expense increased to $69 million in Q3 2019 up from $30 million in Q3 2018, as we begin to amortize intangibles stemming from recent acquisitions. In the nine-month period, amortization expense related to past acquisitions was $95 million, roughly half of the total amortization expense for the period.

Earnings Release Q3 2019

Our share of profits in Guatemala and Honduras remained stable at $46 million in Q3 2019, an increase of 5.5% year-on-year due to growth in Guatemala and to improved performance in Honduras. Other operating loss of $1 million decreased by $40 million year-on-year due primarily to smaller gains on the sale of towers and to an $8 million asset impairment. As a result of the above, operating profit was $178 million in Q3 2019, down 15.0% from $209 million in Q3 2018.

Net financial expenses increased $37 million to $128 million. The increase is due to higher levels of gross debt to fund our recent acquisitions, and to the impact of IFRS 16, which added $16 million to interest expense during the period.

Loss from other non-operating items was $127 million in Q3 2019, compared to a loss of $14 million in Q3 2018, due to an $89 million reduction in value for our equity investment in Jumia, as well as $40 million in foreign exchange losses in the quarter.

Loss from associates and other joint ventures of $17 million in Q3 2019 compares to a loss of $32 million in Q3 2018, primarily due to lower losses in our Ghana joint venture.

Tax expense was $48 million in Q3 2019, compared to $0.2 million in Q3 2018, due to the net movement between lower profitability in Latam resulting in lower income tax charge, offset by the inclusion of acquisitions and a higher net deferred tax expense in the quarter.

As a result of the above factors, net loss from continuing operations was $142 million in the quarter, compared to a profit of $71 million in Q3 2018. Loss from discontinued operations of $4 million reflects the Chad operations, which we disposed of on June 26, 2019. Non-controlling interests share of net profit was $16 million in Q3 2019, compared to $2 million in Q3 2018, reflecting our partners' share of losses in our subsidiaries in Colombia and Panama.

Net loss was $130 million, or a loss per share of $1.29 for Q3 2019, compared to an earnings per share of $0.68 in Q3 2018. The weighted average number of shares during the quarter was 101.15 million, an increase of 0.3% year-on-year mainly related to vesting of shares under our employee share-based compensation plans. As of September 30, 2019, we had 101,739,217 shares outstanding, including 596,992 held in treasury.

Cash Flow

Cash flow data ($ millions)	Q3 2019	Q3 2018	% change	9M 2019	9M 2018	% change
Operating free cash flow*	150	133	12.7%	252	260	(3.2)%
Finance charges paid, net	(90)	(64)	40.2%	(245)	(173)	41.2%
Lease interest payments, net	(36)	(22)	68.2%	(103)	(56)	84.0%
Free cash flow*	24	47	(49.8)%	(95)	31	NM
Dividends from Guatemala and Honduras	76	87	(12.6)%	181	181	0.1%
Dividends and advances to non-controlling interests	—	—	(100.0)%	(12)	(1)	NM
Equity free cash flow*	100	134	(25.7)%	73	211	(65.2)%

* Non-IFRS measures. See page 22 for a description of these measures. Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for the reconciliation of Operating free cash flow to the nearest IFRS measures. In prior years, equity free cash flow was calculated by including the results of Guatemala and Honduras as if fully consolidated. On that same comparable basis, equity free cash flow was $143 million in 9M 2019, compared to $243 million in 9M 2018.

As many of the cash flow items in the above table can vary somewhat from quarter to quarter throughout any given year, we believe it is more useful to review cash flow performance on a cumulative nine-month basis.

Earnings Release Q3 2019

For the nine months of 2019, operating free cash flow, defined as EBITDA, less cash Capex, working capital, other non-cash items and taxes paid, was $252 million, a decline of $8 million compared to $260 million in 9M 2018. Factors that contributed to the decline include a $36 million reduction in EBITDA from discontinued operations in 9M 2019 compared to 9M 2018, a $98 million increase in net cash capex (excluding spectrum and licenses) as well as $47 million in one-offs from acquisition and integration costs and fine in Tanzania.

Net finance charges paid increased by $71 million during the period, mainly due to higher average gross debt in 9M 2019 compared to 9M 2018, required to fund our recent acquisitions.

Lease interest payments increased to $103 million in H1 2019 from $56 million in 9M 2018. As a result of the adoption of IFRS 16, lease interest payments include $40 million that would have been classified as operating cash flow under IAS 17.

Dividends received from Guatemala and Honduras were stable at $181 million, which reflect the solid financial performance and cash flow generation in both countries. Meanwhile, dividends paid to non-controlling interests increased to $12 million from $1 million in 9M 2018.

As a result of the above factors, equity free cash flow was $73 million in 9M 2019, compared to $211 million reported in 9M 2018.

Debt

Debt information	Financial Debt	Cash	Net Financial Debt*	Leases	Total Gross Debt	Total Net debt*
($ millions)
Latin America	2,558	377	2,181	713	3,271	2,893
Of which local currency	1,912	330	1,582	713	2,625	2,295
Africa	67	29	38	220	288	259
Of which local currency	—	24	(24)	220	220	196
Corporate	2,760	229	2,530	14	2,774	2,544
Of which local currency	41	23	18	—	41	18
Millicom Group (IFRS)	5,385	636	4,750	947	6,332	5,696
Of which local currency	1,953	377	1,576	933	2,886	2,508
Guatemala and Honduras JVs	1,286	251	1,035	323	1,609	1,359
Of which local currency	254	85	168	—	254	168
Underlying (non-IFRS)	6,671	886	5,785	1,270	7,941	7,055
Of which local currency	2,207	462	1,744	933	3,139	2,677
Total - Proportionate (non-IFRS)	5,627	699	4,928	937	6,564	5,865

* Net debt is a non-IFRS measure defined as gross debt including leases, less cash and pledged and term deposits of $2 million. See page 22 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

In order to provide investors with a more complete picture of the Group's financial situation, this section discusses gross debt, financial leases, cash, and net debt on an underlying basis, a non-IFRS measure that includes Guatemala and Honduras as if fully consolidated.

As of September 30, 2019 underlying gross debt reached $7,941 million, an increase of $329 million compared to $7,612 million reported as of June 30, 2019. The increase in underlying gross debt reflects an increase in debt in Latin America, mainly due to additional gross debt from our Panama acquisition and related IFRS 16 leases, as well as a bond issuance in Bolivia during the quarter. Included in our underlying gross debt, Guatemala and Honduras had gross debt of $1,609 million as of September 30, 2019, a decrease of $22 million from $1,631 million as of June 30, 2019.

Earnings Release Q3 2019

Approximately 61% of underlying gross debt at September 30, 2019 was in Latam, 4% in Africa, and the remaining 35% at the corporate level. Underlying lease liabilities of $1,270 million represented 16% of underlying gross debt. Excluding leases, 33% of underlying gross debt was in local currency or swapped for local currency, and 74% was at fixed rates or swapped for fixed rates. The average cost of underlying gross financial debt decreased marginally to 6.2%, despite the increase in gross debt, while the average maturity was 5.7 years, as of September 30, 2019.

Our underlying cash position declined $239 million to $886 million, including $251 million in Guatemala and Honduras, as of September 30, 2019. As a result, underlying net debt was $7,055 million as of September 30, 2019, an increase of $568 million compared to $6,487 million as of June 30, 2019. The acquisition of mobile operations in Panama contributed to the increase in underlying net debt, partially offset by cash flow generated in the quarter. Underlying net debt to EBITDAi increased to 2.63x as of September 30, 2019 from 2.18x as of December 31, 2018. Proportionate net debt to EBITDAi which captures our proportional ownership in each country, was 3.14x as of September 30, 2019, up from 2.52x as of December 31, 2018.

Operating segment performance

Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments.

Our Latin America segment includes the results of Guatemala and Honduras as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Africa segment does not include our joint venture in Ghana because our management does not consider it to be a strategic part of the group.

Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

____________________

iUnderlying net debt to EBITDA and proportionate net debt to EBITDA are non-IFRS measures. Leverage metrics shown here are calculated excluding the impact of IFRS 16 on underlying net debt and proportionate net debt and by using last twelve month EBITDA after leases, restated proforma for acquisitions and disposals. See page 3 for more information on the impact of IFRS 16 adoption on our financials, and refer to page 22 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Earnings Release Q3 2019

Latin America segment

Business units

We discuss our Latam results under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Cable and other fixed, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

During 2019, economic activity has softened in a number of our markets, including Nicaragua, Paraguay, Bolivia, and Panama. In these countries, the weaker macro backdrop appears to have exacerbated the impact of more intense competition in prepaid mobile, which we believe is more cyclical than our other businesses.

Currencies weakened around 3.0% in Colombia and strengthened 2.3% in Costa Rica and 0.4% in Paraguay during the quarter. The Colombian Peso saw a cumulative depreciation of 11.8% over the last twelve months, while the Paraguayan Guarani depreciated 6.7% during the period. The remaining currencies saw a cumulative depreciation of approximately 1-3% during the quarter.

Latam segment - Key Performance Indicators

In Q3 2019, we added a record 858,000 4G smartphone data customers (excluding the contribution from acquisitions) to reach 13.5 million, an increase of 51.2% year-on-year. 4G customers now account for 35% of our mobile customer base, up from 27% as of Q3 2018. Our mobile customer base increased 17.3% year-on-year, driven mostly by the acquisition of mobile operations in Nicaragua in Q2 2019 and Panama in Q3 2019, as well as organic growth in both our prepaid and postpaid customer segments.

Monthly mobile ARPU declined 11.5% year-on-year to $7.0, due to (1) weaker currencies, (2) the acquisition of Nicaragua, where ARPU is below the Latam segment average, and (3) notable declines in local currency ARPU in Colombia, Bolivia, and Paraguay.

In our residential cable business (Home), we expanded our network to cover an additional 203,000 net homes, including 255,000 on our HFC network, mostly in Bolivia and Colombia. Meanwhile, we added a record 99,000 HFC customer relationship net additions in the quarter, driven by strong performance in our South American countries.

Home ARPU increased 1.2% to $29.21, and most of our markets saw increases in local currency terms.

Earnings Release Q3 2019
Key Performance Indicators (‘000)	Q3 19	Q2 19	Q1 19	Q4 18	Q3 18	Q3 19 vs Q3 18
Mobile customers	38,588	37,162	33,891	33,691	32,908	17.3%
Of which 4G customers	13,535	11,947	10,756	10,487	8,955	51.2%
Of which postpaid subscribers	5,018	4,824	4,545	4,477	4,395	14.2%
Mobile ARPU ($)	7.0	7.4	7.5	7.8	8.0	(11.5)%
Total homes passed	11,635	11,432	11,231	11,076	9,908	17.4%
Of which HFC homes passed	11,213	10,958	10,722	10,559	9,387	19.5%
HFC customer relationships	3,393	3,294	3,200	3,105	2,642	28.5%
HFC revenue generating units	6,773	6,539	6,323	6,118	5,046	34.2%
Home ARPU ($)	29.2	29.4	29.5	27.3	28.9	1.2%

Latam segment financial results

In Q3 2019, revenue in our Latam segment increased 9.7% year-on-year to $1.5 billion, while service revenue increased 9.0%. The increase in service revenue is largely due to our acquisitions in Panama and Nicaragua, which contributed $115 million and $50 million, respectively, during the quarter. Adjusting for currency, accounting changes and including Cable Onda in both periods, organic service revenue growth was 1.0%, which was more than offset by weaker foreign exchange rates.

By country, organic service revenue growth was strongest in Costa Rica (+4.6%) and Guatemala (+3.2%), while growth lagged in El Salvador (-4.9%) and Panama (-2.9%) during the quarter.

By business unit, organic service revenue growth in Mobile was negative 1.7% year-on-year, due to a weaker macro environment in Paraguay as well as intense competition in both Paraguay and Bolivia, and a slow down in Guatemala, which impacted our prepaid business in these markets. On an organic basis, prepaid mobile service revenue softened, declining mid-single-digits, while postpaid mobile service revenue growth continued to grow mid-single-digits in the quarter. Cable grew 4.7%, supported by 7.2% in our Home business, while B2B was down 0.5%, compared to a strong quarter in 2018. Revenue from telephone and equipment increased 17.6% year-on-year to $117 million, due mostly to increases in Guatemala, Honduras and El Salvador.

Earnings Release Q3 2019
Latam Financial Highlights ($m, unless otherwise stated)	Q3 2019	Q3 2018	% change	9M 2019	9M 2018	% change
Revenue	1,500	1,368	9.7%	4,387	4,104	6.9%
Organic growth*	2.2%	3.8%	(1.6) pt	2.7%	3.6%	(0.9) pt
Service revenue*	1,383	1,268	9.0%	4,072	3,807	7.0%
Organic growth*	1.0%	4.7%	(3.7) pt	2.2%	4.5%	(2.3) pt
Mobile	819	800	2.4%	2,398	2,411	(0.5)%
Of which mobile data	428	402	6.5%	1,244	1,189	4.7%
Cable and other fixed	553	457	21.0%	1,637	1,361	20.3%
EBITDA*	620	525	18.2%	1,796	1,553	15.7%
Organic growth*	0.7%	4.2%	(3.5) pt	2.2%	3.3%	(1.1) pt
EBITDA margin*	41.4%	38.4%	3.0 pt	40.9%	37.8%	3.1 pt
Capex*	247	246	0.4%	639	607	5.3%
OCF*	373	278	33.9%	1,157	946	22.3%
Organic growth*	10.0%	1.4%	8.6 pt	7.8%	1.5%	6.3 pt

* Non-IFRS measures. Capex is defined as capital expenditures excluding spectrum, license costs and finance lease capitalizations. See page 22 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

EBITDA for our Latam segment increased 18.2% year-on-year to $620 million in Q3 2019. The increase largely reflects our acquisitions in Panama ($59 million) and Nicaragua mobile ($25 million), as well as a $44 million increase from IFRS16 adjustments, partially offset by weaker currencies. Stripping out these impacts, organic EBITDA growth was 0.7%.

By country, El Salvador, Panama, Costa Rica, and Guatemala, contributed positively to organic EBITDA growth, while Honduras, Colombia and Paraguay reported negative organic EBITDA growth in the period.

The EBITDA margin for our Latam segment improved 3.0 percentage points to 41.4% in Q3 2019 (38.4% excluding the impact of IFRS16), increasing from 38.4% in Q3 2018. The improvement in EBITDA margin during the quarter was due to the IFRS 16 benefit.

Capex in Latin America totaled $247 million, of which 31% was related to customer premise equipment. In mobile, we added more than 500 points of presence to our 4G network to end the quarter with more than 10,500 PoPs, an increase of 17% year-on-year. At the end of Q3 2019, our 4G networks, which now also includes Nicaragua, covered approximately 68% of the population (approximately 120 million in our markets), up from 61% at Q3 2018.

OCF, measured as EBITDA minus Capex, increased 34% year-on-year to $373 million in Q3 2019 driven by the previously mentioned improvements in EBITDA related to IFRS 16, our acquisitions in Panama and Nicaragua, and organic growth of 10.0%.

Earnings Release Q3 2019

Latam segment performance by country - Q3 2019 and H1 2019

	Q3 2019				9M 2019
$ millions	Revenue	Service Revenue	EBITDA	EBITDA Margin	Revenue	Service Revenue	EBITDA	EBITDA Margin
Bolivia	161	158	64	39.7%	480	468	192	39.9%
Colombia	375	351	122	32.7%	1,144	1,074	380	33.2%
El Salvador	95	86	35	36.8%	288	261	100	34.8%
Guatemala	359	304	186	51.8%	1,057	917	563	53.3%
Honduras	147	136	72	49.1%	442	411	208	47.1%
Panama	116	115	59	50.5%	315	314	150	47.6%
Paraguay	155	146	76	49.2%	460	434	222	48.2%
Others*	91	88	6	6.4%	201	193	(19)	(9.5)%
Latam Segment	1,500	1,383	620	41.4%	4,387	4,072	1,796	40.9%

* ‘Others’ includes Costa Rica, Nicaragua, inter-company eliminations, and regional costs.

SOUTH AMERICA

Colombia

	Q3 2019	Q3 2018	% change	9M 2019	9M 2018	% change
Mobile customers ('000)	8,915	8,086	10.3%	8,915	8,086	10.3%
Of which, 4G customers ('000)	3,053	2,217	37.7%	3,053	2,217	37.7%
Home customer relationships* ('000)	1,711	1,661	3.0%	1,711	1,661	3.0%
HFC customer relationships ('000)	1,342	1,198	12.0%	1,342	1,198	12.0%
Revenue ($ millions)	375	418	(10.4)%	1,144	1,268	(9.8)%
Organic growth	1.8%	3.2%	(1.4) pt	1.7%	2.2%	(0.5) pt
Service revenue ($ millions)	351	392	(10.4)%	1,074	1,191	(9.8)%
Organic growth	1.7%	4.4%	(2.7) pt	1.7%	3.6%	(1.9) pt
EBITDA ($ millions)	122	127	(3.7)%	380	375	1.2%
Organic growth	(2.2)%	13.7%	(15.9) pt	1.9%	3.5%	(1.6) pt
EBITDA margin	32.7%	30.4%	2.2 pt	33.2%	29.6%	3.6 pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Our Home business in Colombia gained a record 46,000 HFC customer relationships, increasing to slightly more than 1.3 million customer relationships. Growth in overall customer relationships continued to improve and was 3.0% in Q3 2019, up from 1.3% in Q3 2018. However, ARPU declined in local currency terms due to increased promotional activity. As a result, organic service revenue in our Home business grew low single-digits in the quarter.

In Mobile, our customer base increased 10.3% during Q3 2019, with both prepaid and postpaid segments experiencing healthy customer growth. This was partly offset by a decline in ARPU, such that Mobile service revenue grew low single-digits on an organic basis.

B2B activity improved noticeably on a sequential basis during the quarter, but organic growth remained negative on a year-on-year basis due to the comparison against strong performance in Q3 2018.

Service revenue decreased 10.4% during the quarter, impacted by the 11.8% depreciation of the Colombian peso. Organic service revenue increased 1.7% year-on-year in Q3 2019, up from 0.6% growth reported in Q2 2019.

Earnings Release Q3 2019

EBITDA declined 3.7% year-on-year in USD terms and 2.2% organically to $122 million in Q3 2019. An increase in bad debt related to a wholesale customer impacted our margin during the quarter. EBITDA margin improved 2.2 percentage points to 32.7%. Excluding the benefit from IFRS 16, EBITDA margin would have been 29.2%, a decline of 1.2 percentage points compared to 30.4% in Q3 2018, largely a result of the bad debt charge of $5 million. Excluding this one-off organic EBITDA growth would have been 2.0%.

Paraguay

	Q3 2019	Q3 2018	% change	9M 2019	9M 2018	% change
Mobile customers ('000)	3,343	3,269	2.2%	3,343	3,269	2.2%
Home customer relationships* ('000)	436	409	6.5%	436	409	6.5%
Revenue ($ millions)	155	171	(9.1)%	460	516	(10.8)%
Organic growth	(2.9)%	3.9%	(6.8) pt	(2.9)%	4.9%	(7.8) pt
Service revenue ($ millions)	146	159	(8.1)%	434	478	(9.1)%
Organic growth	(1.9)%	5.4%	(7.3) pt	(1.1)%	6.5%	(7.6) pt
EBITDA ($ millions)	76	84	(9.4)%	222	255	(13.0)%
Organic growth	(4.7)%	7.7%	(12.4) pt	(6.9)%	6.6%	(13.5) pt
EBITDA margin %	49.2%	49.4%	(0.1) pt	48.2%	49.4%	(1.2) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

In Paraguay, economic growth turned negative in H1 2019 and appears to have remained sluggish in Q3 due to a weak agricultural sector and to contagion from a severe slowdown in neighboring Argentina, one of Paraguay's main trading partners. The weak macro backdrop has exacerbated the competitive environment, which remains challenging, especially in the prepaid segment of the mobile market. This has been impacting ARPU, which declined year-on-year on an organic basis in Q3 2019, although we succeeded in maintaining market share in the quarter.

Our mobile customer base increased 2.2% year-on-year, and we had positive net adds of 116,000 during the quarter, mostly driven by an increase in prepaid net adds. Meanwhile, we continued to grow our 4G customer base, which increased to just over 40% of our total mobile subscriber base, compared to 29% as of Q3 2018.

Our Home customer relationships grew 6.5% during the quarter, driven by an increase in HFC customer relationships, which increased low double-digits, as we continue to upgrade customers from our UHF network, which we are mandated to shut down by year-end. Home ARPU was stable during the quarter.

Service revenue declined 8.1% impacted by the 6.7% depreciation of the Paraguayan Guarani year-on-year. On an organic basis, service revenue declined by 1.9%, reflecting weaker performance in prepaid mobile, partially offset by a positive performance in cable, which generated high single-digit organic growth during the quarter, and a quarter-on-quarter improvement compared to Q2 2019. Service Revenue was impacted by a $5 million revenue accrual one-off, excluding this one-off, organic service revenue growth would have been -5.1%.

EBITDA declined 9.4% in dollar terms and 4.7% organically in the quarter reflecting lower revenue and increased commercial activity resulting from the challenging macroeconomic and competitive environment. The EBITDA margin remains very healthy at 49.2% (48.5% excluding the impact of IFRS16) compared to 49.4% in Q3 2018. EBITDA was impacted by a $4 million one-off related to revenue accruals and others, excluding this one-off EBITDA organic growth would have been -9.5%.

Earnings Release Q3 2019

Bolivia

	Q3 2019	Q3 2018	% change	9M 2019	9M 2018	% change
Mobile customers (‘000)	3,638	3,534	2.9%	3,638	3,534	2.9%
Home customer relationships* (‘000)	494	353	40.1%	494	353	40.1%
Revenue ($ millions)	161	159	1.3%	480	454	5.8%
Organic growth	1.3%	13.1%	(11.8) pt	5.8%	11.4%	(5.6) pt
Service revenue ($ millions)	158	155	1.9%	468	440	6.2%
Organic growth	1.9%	13.7%	(11.8) pt	6.2%	12.0%	(5.8) pt
EBITDA ($ millions)	64	61	5.7%	192	169	13.2%
Organic growth	1.3%	11.2%	(9.9) pt	8.5%	7.7%	0.8 pt
EBITDA margin %	39.7%	38.1%	1.6 pt	39.9%	37.3%	2.6 pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Home continued to drive our Bolivia business in Q3 2019. Customer relationships grew 40% year-on-year to reach almost 500,000, while customers on our HFC network increased slightly to more than 60%.

In Mobile, competition in prepaid remained intense in Q3, but we nonetheless added 87,000 subscribers during the quarter, as we sacrificed ARPU in order to protect market share. 4G subscribers also continued to increase during the quarter and amounted to 55% of our clients, compared to 46% during Q3 18.

Service revenue increased 1.9% year-on-year supported by growth of about 40% in Cable, partially offset by a low double-digit decline in Mobile. EBITDA rose 5.7% year-on-year (1.3% organically), and the margin expanded to 39.7% (38.1% excluding the impact of IFRS 16) due to uplift related to IFRS 16 adoption.

CENTRAL AMERICA

Guatemala

	Q3 2019	Q3 2018	% change	9M 2019	9M 2018	% change
Mobile customers ('000)	10,648	10,803	(1.4)%	10,648	10,803	(1.4)%
Home customer relationships* ('000)	509	476	6.9%	509	476	6.9%
Revenue ($ millions)	359	341	5.3%	1,057	1,015	4.1%
Organic growth	7.3%	5.3%	2.0 pt	7.6%	5.0%	2.6 pt
Service revenue ($ millions)	304	300	1.2%	917	895	2.5%
Organic growth	3.2%	6.4%	(3.2) pt	5.9%	6.2%	(0.3) pt
EBITDA ($ millions)	186	171	8.4%	563	517	9.0%
Organic growth	4.0%	4.7%	(0.7) pt	6.1%	6.3%	(0.2) pt
EBITDA margin %	51.8%	50.2%	1.5 pt	53.3%	51.0%	2.4 pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Guatemala continued to have positive performance in Q3 2019, albeit slower than in Q2 2019. In mobile, healthy postpaid customer net additions were offset by a decrease in our prepaid base due to the disconnection of approximately 250,000 inactive customers. In addition, we continued to expand our 4G customer base, which increased from 24% in Q3 2018 to 33% of our mobile customer base in Q3 2019. In cable, we ended Q3 2019 with 509,000 customer relationships, an increase of 6.9% year-on-year.

Earnings Release Q3 2019

Service revenue grew 1.2% in USD terms, impacted by the weaker Guatemalan Quetzal, which was stable during the period but was 1.8% weaker compared to Q3 2018. Excluding the currency impact, organic service revenue growth of 3.2% was down from 6.4% in Q3 2018. The slowdown largely reflects the impact of increased competitive intensity in mobile, as richer data packages have caused a drop in the frequency of prepaid recharges during Q3. On an organic basis, mobile service revenue growth was low single-digits, while cable service revenue growth was in the high single-digits.

EBITDA increased 8.4% (4.0% organically) and the margin increased 1.5 percentage points to 51.8% (48.7% excluding the impact of IFRS 16) compared to 50.2% reported in Q3 2018.

Honduras

	Q3 2019	Q3 2018	% change	9M 2019	9M 2018	% change
Mobile customers ('000)	4,529	4,635	(2.3)%	4,529	4,635	(2.3)%
Home customer relationships* ('000)	172	163	5.0%	172	163	5.0%
Revenue ($ millions)	147	144	1.7%	442	435	1.6%
Organic growth	4.0%	2.7%	1.3 pt	4.5%	1.0%	3.5 pt
Service revenue ($ millions)	136	136	(0.3)%	411	413	(0.3)%
Organic growth	2.0%	2.6%	(0.6) pt	2.5%	1.0%	1.5 pt
EBITDA ($ millions)	72	71	1.6%	208	193	8.1%
Organic growth	(1.9)%	(3.1)%	1.2 pt	4.5%	(2.4)%	6.9 pt
EBITDA margin %	49.1%	49.2%	(0.1) pt	47.1%	44.3%	2.8 pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Honduras maintained positive performance, with organic growth in service revenue in Q3 2019. In Mobile, we remained focused on expanding our 4G network and on upgrading our customers from 3G to 4G. Additionally, we launched our partnership with Amazon Prime Video for our postpaid customers, which helped support healthy mid single-digit growth in postpaid subscribers and lift ARPU during the quarter. The number of 4G customers continued to increase and was 32% of our customer base in Q3 2019, a significant improvement from 22% in Q3 2018. In Home, we continue to focus on improving the penetration of our network and on cross-selling to our existing customers.

Service revenue decreased 0.3% year-on-year, as the 2.2% depreciation of the Honduran Lempira offset organic growth of 2.0%. On an organic basis, mobile sustained positive low-single-digit growth for a fourth consecutive quarter, while cable experienced mid-single-digit growth.

EBITDA increased 1.6% (decreased 1.9% on an organic basis), and the margin decreased 0.1 percentage points to 49.1% (46.4% excluding the impact of IFRS 16), slightly below the EBITDA margin of 49.2% in Q3 2018, which included the benefit of a $7 million one-off.

Earnings Release Q3 2019

Panama

	Q3 2019	9M 2019
Mobile customers ('000)	1,744	n/a
Home customer relationships* ('000)	442	442
Revenue ($ millions)	116	315
Organic growth**	(2.9)%	0.2%
Service revenue ($ millions)	115	314
Organic growth**	(2.9)%	0.2%
EBITDA ($ millions)	59	150
Organic growth**	5.0%	5.7%
EBITDA margin %	50.5%	47.6%

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

** Organic growth rates pertain only to our Cable Onda operations and are calculated using 2018 financials as reported by Cable Onda to the Panama Stock Exchange.

The highlight of the quarter in Panama was closing the acquisition of Telefonica's operations on August 29, 2019, which positions Tigo as the leader in Panama's telecommunications market. We are currently executing our integration plan, including the delivery of identified cost and capex synergies.

Economic activity has slowed noticeably in Panama, where real GDP growth of 2.9% in Q2 was the slowest growth rate recorded in more than a decade, while consumption spending appears to be almost flat year-on-year. The weaker macroeconomic backdrop appears to have been affecting our revenue growth in Q3 and year-to-date, in contrast with the exceptionally strong performance in 2018.

Our home business lost almost 10,000 customers compared to Q2 2019, due to a decline in the number of customers on DTH, where we are focused on optimizing the profitability of that segment. Meanwhile, the number of customers on our HFC network remained stable in Q3, and ARPU continued to increase slightly on a sequential basis. As a result, Home service revenue grew low-single-digits during the quarter. Meanwhile, the softer macro environment and transition to a new government has had a more visible impact on B2B, where revenues grew slightly on a sequential basis but remain down mid-single-digits compared to a very strong performance in Q3 2018.

Revenue was $116 million for the quarter. Our mobile business, which was consolidated for one month of the quarter, generated $18 million in service revenue during the quarter. Excluding mobile, revenue declined 2.9% on an organic basis.

EBITDA was $59 million in Q3 and included about $10 million from our new mobile operations. Excluding mobile as well as the benefit from IFRS 16, EBITDA grew 5.0% on an organic basis, and the EBITDA margin reached 50.5% (47.6% excluding the impact of IFRS 16), improving from 47.1% in Q2 2019.

During the quarter, we continued to focus on delivering synergies related to Cable Onda, generating OCF of $93 million in the nine-month period.

Earnings Release Q3 2019

El Salvador

	Q3 2019	Q3 2018	% change	9M 2019	9M 2018	% change
Mobile customers ('000)	2,475	2,581	(4.1)%	2,475	2,581	(4.1)%
Home customer relationships* ('000)	273	275	(0.6)%	273	275	(0.6)%
Revenue ($ millions)	95	98	(2.6)%	288	304	(5.2)%
Organic growth	(2.6)%	(7.0)%	4.4 pt	(5.2)%	(2.9)%	(2.3) pt
Service revenue	86	90	(4.9)%	261	280	(6.7)%
Organic growth	(4.9)%	(7.7)%	2.8 pt	(6.7)%	(3.1)%	(3.6) pt
EBITDA ($ millions)	35	30	18.7%	100	98	2.0%
Organic growth	8.2%	(23.0)%	31.2 pt	(7.4)%	(10.9)%	3.5 pt
EBITDA margin %	36.8%	30.2%	6.6 pt	34.8%	32.3%	2.5 pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

While conditions in El Salvador remained challenging, we continued to make strides toward driving sustainable and profitable growth. Service revenue decreased 4.9% during Q3 2019, an improvement from the 7.6% decline seen in Q2 2019. The improvement in growth came largely from our home business, where RGU growth helped to lift ARPU in the quarter. Performance in prepaid mobile continued to disappoint in Q3, although the business has been gradually stabilizing throughout 2019.

EBITDA increased 18.7% year-on-year (8.2% organically) in Q3 2019. The EBITDA margin of 36.8% (33.6% excluding the impact of IFRS 16) is a 6.6 percentage point improvement from Q2 2018, which had been impacted by a negative $4 million one-off.

Nicaragua

Q3 2019 was the first full quarter which included our Nicaragua mobile business, which we acquired in May 2019. During Q3 2019, service revenue was $54 million, while EBITDA amounted to $25 million.

Costa Rica

During Q3 2019, service revenue was $40 million, and EBITDA reached $14 million. We remain on track to close the previously-announced acquisition of mobile operations during Q4 2019.

Africa segment - Key Performance Indicators*

Key Performance Indicators (‘000)	Q3 19	Q3 18	Q3 19 vs Q3 18
Mobile customers	12,075	12,490	(3.3)%
MFS customers	6,459	6,701	(3.6)%
Mobile ARPU ($)	2.6	2.6	(1.4)%

* The comparative 2018 financial information in this earnings release has been adjusted for the classification of our operations in Chad as discontinued operations. Our operations in Chad were disposed of on June 26, 2019.

Following our disposal of Chad in Q2 2019, our Africa segment operations are now comprised of Tanzania, including Zantel. During the quarter, we continued to make progress toward completion of an initial public offering on the Dar es Salaam Stock Exchange, as mandated by local authorities. We have submitted a preliminary prospectus and are awaiting government approval to proceed with the offering.

Earnings Release Q3 2019

During Q3 2019, we added 187,000 mobile subscribers to end the period with 12.1 million, down 3.3% from 12.5 million in Q3 2018 due to the implementation of stricter customer registration requirements mandated by the government. The number of customers that use mobile financial services (MFS) was 6.5 million, a 3.6% decrease from Q3 2018. Our MFS customers represent approximately 53% of our Mobile customer base.

ARPU declined 1.4% (a decline of 0.7% organically) due mostly to a reduction in regulated interconnection rates.

Africa segment financial results

Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

Africa Financial Highlights	Q3 2019	Q3 2018[i]	% change	9M 2019	9M 2018[i]	% change
($m, unless otherwise stated)
Revenue	98	102	(3.5)%	284	296	(3.9)%
Organicii growth	(2.9)%	4.2%	(7.1) pt	(2.2)%	7.0%	(9.2) pt
Service revenue	98	102	(3.6)%	284	296	(4.0)%
Organicii growth	(2.9)%	4.2%	(7.1) pt	(2.3)%	7.0%	(9.3) pt
EBITDAiii	39	30	32.5%	87	77	12.9%
Organicii growth	(4.4)%	24.1%	(28.5) pt	(23.7)%	13.5%	(37.2) pt
EBITDAiii margin %	40.0%	29.1%	10.9 pt	30.6%	26.1%	4.6 pt
Capexiii	7	5	28.1%	22	13	70.7%
i)	2018 numbers have been restated to exclude Chad.

ii)	Organic YoY in local currency and constant perimeter to exclude Chad for all periods.

iii)	Organic growth, EBITDA and Capex are non-IFRS measures. See page 22 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Following our disposal in Q2 2019, results from Chad are reported as discontinued operations, and our Africa segment operations now represent 6.2% of Underlying Revenue and 6.4% of Underlying EBITDA in Q3 2019.

Africa service revenue declined 3.6% in US dollars and 2.9% organically during Q3 2019 due to the impact of lower interconnection rates, which is also the reason there was a reduction in ARPU.

Africa EBITDA increased 32.5% (4.4% organically) year-on-year in Q3 2019 due to benefits from IFRS 16. EBITDA margin increased by 10.9 percentage points year-on-year to 40.0% (30.7% excluding the impact of IFRS 16).

Earnings Release Q3 2019

Corporate Responsibility highlights – Q3 2019

Millicom’s Child Rights Program Continues to Grow

Two key joint programs with UNICEF have been launched in Colombia and Paraguay to advance our Child Rights program. In Colombia, we are creating an online platform that will host content focused on the safe, productive and responsible use of the internet. In Paraguay, UNICEF, jointly with our local implementing partner, will deploy a protocol issued by the Ministry of Education to guide school principals and teachers on how to help children who are adversely impacted through social media and the internet.

In recognition of our long-standing relationship and shared work, on September 13th our CEO Mauricio Ramos took part in a special session with UNICEF’s Executive Board focused on cooperation with the private sector. Framed under the concept of “Business for Results”, the panel of business executives discussed ways in which UNICEF and the private sector can continue to provide their expertise and assets to advance the protection of children.

Respecting Human Rights: Training and Deployment of Human Rights Impact Assessments in our Operations

We have commenced our training on human rights and the deployment of a Human Rights Impact Assessment (HRIA) tool, which assesses the actual or potential human rights impacts related to our products, services and operations as part of our commitments under the United Nations Guiding Principles for Business. All country Corporate Responsibility managers have been trained on human rights. This quarter, a broader group of staff in our Colombia, Bolivia and Paraguay operations, were trained in advance of conducting a full HRIA in these countries.

Empowering Women and Business in Panama: Semana MiPyme

In September, we launched the Panama program for empowering women during our Annual “Semana Mi PYME” summit which gathers thousands of small to medium business owners to propel business innovation, economic growth and sustainable development through seminars and workshops with leading business experts from Latin America.

Health, Safety and Environment

Our security teams have continued to focus on SOX controls implementation as well as preparing for external auditing of ISO standards of 14001 and 45001. Our Africa operation is now certified, along with Costa Rica and Guatemala, to both standards. The remainder of Millicom’s Latam operations, along with our corporate offices, are expected to be certified by 2020.

The Integrated Services (IS) team oversees the implementation of policy and Group standards in health and safety by local operational teams. Our IS teams offered a prompt and successful response to several major incidents and events during Q3 2019, including the successful evacuation of staff and families during a cyclone in Tanzania.

During the quarter, unfortunately three sales representative fatalities were recorded as a result of road traffic accidents, bringing the total amount of contractor fatalities to 6 this year. We are working with accident investigation to improve our safety controls. The observations raised during the investigation are currently being addressed with the respective countries and improvement notices and campaign messages are being issued to all operating countries.

Compliance and Anti-Corruption Program

Continuing with our Compliance education program, during Q3 2019 we closed our annual training campaign on Code of Conduct and Anti-Corruption Policies and implemented training on Anti-Money Laundering. We also implemented a new online compliance orientation course for all new employees, as well as a new Anti-Corruption e-learning video.

Our main communications during the quarter focused on promoting our annual training campaign and reinforcing our Speak Up, Gifts and Hospitality, and Third-party Management policies. We also launched a new Ethics Line Campaign, and we continued with the latest Compliance news in our weekly newsletter.

As per our strategy to ensure a best in class department, during Q3 2019 two of our Local Compliance Officers of the Panama and Paraguay operations participated in Ethics and Compliance trainings and became Certified Compliance & Ethics Professionals - International, by the Society of Corporate Compliance and Ethics.

Earnings Release Q3 2019

Conference call details

A presentation and conference call to discuss these results will take place on October 24, 2019 at 3:00 PM (Luxembourg/Stockholm) / 2:00 PM (London) / 9:00 AM (New York). Please dial in 5-10 minutes before the scheduled start time to register your attendance. Dial-in numbers for the call are as follows:

Sweden:	+46 (0) 8 5069 2180	Luxembourg:	+352 2786 0515

UK:	+44 (0) 844 571 8892	US:	+1 866 966 1396

The access code is: 9380844

A live audio stream, presentation slides, and replay information can be accessed at www.millicom.com.

Financial calendar

2020

Date	Event
February 24	Q4 2019 results
February 25	Q4 2019 results conference call
April 13	Last day for shareholders to add items to the AGM/EGM agenda
April 23	Q1 2020 results
April 24	Q1 2020 results conference call
May 5	AGM
July 21	Q2 2020 results
July 22	Q2 2020 results conference call
October 26	Q3 2020 results
October 27	Q3 2020 results conference call

For further information, please contact

Press: Vivian Kobeh, Corporate Communications Director +1 786 628 5300 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1 (786) 628-5270 investors@millicom.com
Sarah Inmon, Investor Relations Manager +1 (786) 628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31, 2018, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 50 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1992, Millicom International Cellular S.A. is headquartered in Luxembourg.

Earnings Release Q3 2019

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. This includes, but is not limited to, Millicom’s expectation and ability to pay semi-annual cash dividends on its common stock in the future, subject to the determination by the Board of Directors, and based on an evaluation of company earnings, financial condition and requirements, business conditions, capital allocation determinations and other factors, risks and uncertainties. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, the following:

•	Global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;

•	Telecommunications usage levels, including traffic and customer growth;

•	Competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	Legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	Adverse legal or regulatory disputes or proceedings;

•	The success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	The level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	Relationships with key suppliers and costs of handsets and other equipment;

•	Our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	The availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	Technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	The capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	Other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Earnings Release Q3 2019

Non IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards such as IFRS 16, and are proforma for material changes in perimeter due to acquisitions and divestitures.

The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

EBITDA after leases is EBITDA after lease depreciation and lease interest expenses related to the adoption of IFRS 16.

Underlying measures, such as Service revenue, EBITDA and Net debt, include Guatemala and Honduras as if fully consolidated.

Proportionate EBITDA is the sum of EBITDA after leases in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country, less unallocated costs and inter-company eliminations.

Organic growth represents year-on year-growth excluding the impact of changes in FX rates, perimeter, and accounting.

Net debt is Gross debt including lease liabilities less cash and pledged and term deposits.

Net debt excluding leases is Net debt excluding lease liabilities

Proportionate net debt is the sum of the Net debt excluding leases in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country.

Net debt to EBITDA is the ratio of Net debt excluding leases over LTM (last twelve month) EBITDA after leases, proforma for acquisitions.

Proportionate net debt to EBITDA is the ratio of proportionate net debt excluding leases over LTM proportionate EBITDA after leases, proforma for acquisitions.

Capex is balance sheet capital expenditure excluding spectrum and license costs and finance lease capitalizations from tower sale and leaseback transactions.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs and finance lease capitalizations from tower sale and leaseback transactions.

Operating Cash Flow or OCF is EBITDA less Capex.

Operating Free Cash Flow or OFCF is OCF less changes in working capital and other non-cash items and taxes paid.

Equity Free Cash Flow is Operating Free Cash Flow less finance charges paid (net), less advances for dividends to non-controlling interests, plus dividends received from joint ventures.

Please refer to our 2018 Annual Report for a complete list of non-IFRS measures and their descriptions.

Earnings Release Q3 2019

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Latam and Africa segmentsi

Latam Segment ($ millions)	Revenue		Service Revenue		EBITDA		OCF
	Q3 2019	Q3 2018	Q3 2019	Q3 2018	Q3 2019	Q3 2018	Q3 2019	Q3 2018
A- Current period	1,500	1,368	1,383	1,268	620	525	373	278
B- Prior year period	1,368	1,360	1,268	1,275	525	506	278	278
C- Reported growth (A/B)	9.7%	0.5%	9.0%	(0.5)%	18.2%	3.7%	33.9%	0.2%
D- Accounting change impact	—	2.4%	0.0%	0.4%	8.3%	1.5%	15.7%	2.7%
E- Change in Perimeter impact	12.7%	—	13.4%	—	14.1%	—	16.2%	—
F- FX impact	(5.4)%	(5.6)%	(5.4)%	(5.4)%	(4.9)%	(1.8)%	(9.3)%	(3.2)%
G- Other	0.1%	(0.1)%	0.1%	(0.2)%	0.0%	(0.2)%	1.4%	(0.6)%
F- Organic Growth (C-D-E-F-G)	2.2%	3.8%	1.0%	4.7%	0.7%	4.2%	10.0%	1.4%

Latam Segment ($ millions)	Revenue		Service Revenue		EBITDA		OCF
	9M 2019	9M 2018	9M 2019	9M 2018	9M 2019	9M 2018	9M 2019	9M 2018
A- Current period	4,387	4,104	4,072	3,807	1,796	1,553	1,157	946
B- Prior year period	4,104	4,034	3,807	3,772	1,553	1,502	946	932
C- Reported growth (A/B)	6.9%	1.7%	7.0%	0.9%	15.7%	3.3%	22.3%	1.5%
D- Accounting change impact	—	0.5%	0.0%	(1.1)%	8.0%	0.7%	13.1%	1.1%
E- Change in Perimeter impact	9.9%	—	10.5%	—	10.9%	—	10.0%	—
F- FX impact	(5.8)%	(2.2)%	(5.8)%	(2.3)%	(5.6)%	(0.3)%	(9.3)%	(0.4)%
G- Other	0.1%	(0.1)%	0.1%	(0.2)%	0.2%	(0.3)%	0.7%	(0.7)%
F- Organic Growth (C-D-E-F-G)	2.7%	3.6%	2.2%	4.5%	2.2%	3.3%	7.8%	1.5%

Africa Segment ($ millions)	Revenue		Service Revenue		EBITDA
	Q3 2019	Q3 2018	Q3 2019	Q3 2018	Q3 2019	Q3 2018
A- Current period	98	102	98	102	39	30
B- Prior year period	102	101	102	101	30	24
C- Reported growth (A/B)	(3.5)%	1.5%	(3.6)%	1.5%	32.5%	24.0%
D- Accounting change impact	—	—	—	(0.4)%	30.8%	(1.1)%
E- Change in Perimeter impact	0.0%	—	0.0%	0.0%	0.0%	0.0%
F- FX impact	(0.7)%	(2.0)%	(0.7)%	(2.0)%	(0.8)%	(0.3)%
G- Other	0.1%	(0.3)%	0.1%	(0.3)%	7.0%	1.2%
F- Organic Growth (C-D-E-F-G)	(2.9)%	4.2%	(2.9)%	4.2%	(4.4)%	24.1%

____________________

i Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

Earnings Release Q3 2019

Africa Segment ($ millions)	Revenue		Service Revenue		EBITDA
	9M 2019	9M 2018	9M 2019	9M 2018	9M 2019	9M 2018
A- Current period	284	296	284	296	87	77
B- Prior year period	296	282	296	282	77	69
C- Reported growth (A/B)	(3.9)%	4.8%	(4.0)%	4.8%	12.9%	11.1%
D- Accounting change impact	—	(0.2)%	—%	(0.2)%	33.3%	(0.5)%
E- Change in Perimeter impact	—	—	—	—	—	—
F- FX impact	(1.8)%	(1.5)%	(1.8)%	(1.5)%	(2.3)%	(0.1)%
G- Other	0.1%	(0.5)%	0.1%	(0.5)%	5.5%	(1.8)%
F- Organic Growth (C-D-E-F-G)	(2.2)%	7.0%	(2.3)%	7.0%	(23.7)%	13.5%

Reconciliation from Reported Growth to Organic Growth for the main Latam markets

Service Revenue ($ millions)	Q3 2019	Q3 2018	Organic	FX	IFRS 16	Perimeter	Other	Reported
Guatemala	304	300	3.2%	(2.0)%	—	—	—	1.2%
Colombia	351	392	1.7%	(12.0)%	—	—	(0.1)%	(10.4)%
Paraguay	146	159	(1.9)%	(6.3)%	—	—	—	(8.1)%
Honduras	136	136	2.0%	(2.2)%	—	—	—	(0.3)%
Bolivia	158	155	1.9%	—	—	—	—	1.9%
Panama	115	0	(2.9)%	—	—	N/A	N/A	NM
El Salvador	86	90	(4.9)%	—	—	—	—	(4.9)%
Nicaragua, Costa Rica & Eliminations	88	36	NM	N/A	N/A	N/A	N/A	NM
Latam*	1,383	1,268	1.0%	(5.4)%	—	13.4%	0.1%	9.0%

* Perimeter impact on Latam segment reflects acquisition of Cable Onda and using service revenue as reported by the company to the Panama Stock Exchange.

EBITDA ($ millions)	Q3 2019	Q3 2018	Organic	FX	IFRS 16	Perimeter	Other	Reported
Guatemala	186	171	4.0%	(2.0)%	6.4%	—	—	8.4%
Colombia	122	127	(2.2)%	(11.7)%	10.1%	—	(0.1)%	(3.7)%
Paraguay	76	84	(4.7)%	(6.2)%	1.4%	—	—	(9.4)%
Honduras	72	71	(1.9)%	(2.2)%	5.6%	—	—	1.6%
Bolivia	64	61	1.3%	—	4.4%	—	—	5.7%
Panama	59	0	5.0%	—	—	N/A	N/A	NM
El Salvador	35	30	8.2%	—	10.6%	—	—	18.7%
Nicaragua, Costa Rica & Eliminations	6	(19)	NM	N/A	N/A	N/A	N/A	NM
Latam*	620	525	0.7%	(4.9)%	8.3%	14.1%	0.1%	18.2%

* Perimeter impact on Latam segment reflects acquisition of Cable Onda and using EBITDA as reported by the company to the Panama Stock Exchange.

Earnings Release Q3 2019
Latam Segment Mobile ARPU Reconciliation	Q3 19	Q3 18	9M 19	9M 18
Mobile service revenue ($m)	819	800	2,398	2,411
Mobile Service revenue ($m) from non Tigo customers ($m) *	(18)	(12)	(53)	(38)
Mobile Service revenue ($m) from Tigo customers (A)	800	787	2,345	2,373
Mobile customers - end of period (000)	38,588	32,908	38,588	32,908
Mobile customers - average (000) (B) **	37,875	32,986	35,833	33,060
Mobile ARPU (USD/Month) (A/B/number of months)	7.0	8.0	7.3	8.0

* Refers to TV advertising, production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue

** Average QoQ for the quarterly view and for 9M view it is the average of the last four quarters to minimize the impact of seasonality.

Q3 2019 One-off Summary ($ millions)	Revenue	EBITDA	Comment
Colombia	—	(5)	Bad debt related to wholesale
Paraguay	5	4	Revenue accrual and others
Latam	5	(1)
Corporate	—	(11)	Acquisition and integration costs
Total	5	(12)

9M 2019 One-off Summary ($ millions)	Revenue	EBITDA	Comment
Colombia	—	(10)	Legal case and bad debt
Paraguay	5	6	Deferred revenue adjustment
Latam	5	(4)
Africa	—	(21)	Regulatory fine
Corporate	—	(22)	Acquisition and integration costs
Total	5	(47)

Earnings Release Q3 2019

Foreign Exchange rates used to support FX impact calculations in the above Organic Growth reconciliations

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q3 19	Q2 19	QoQ	Q3 18	YoY	Q3 19	Q2 19	QoQ	Q3 18	YoY
Bolivia	BOB	6.91	6.91	0.0%	6.91	0.0%	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	3,348	3,247	(3.0)%	2,952	(11.8)%	3,462	3,206	(7.4)%	2,972	(14.1)%
Costa Rica	CRC	577	591	2.3%	572	(0.9)%	584	580	(0.6)%	582	(0.2)%
Guatemala	GTQ	7.70	7.69	(0.1)%	7.56	(1.8)%	7.74	7.71	(0.4)%	7.70	(0.4)%
Honduras	HNL	24.64	24.55	(0.4)%	24.10	(2.2)%	24.71	24.59	(0.5)%	24.14	(2.3)%
Paraguay	PYG	6,205	6,233	0.4%	5,792	(6.7)%	6,380	6,190	(3.0)%	5,895	(7.6)%
Chad	XAF	585	588	0.4%	576	(1.6)%	588	577	(2.0)%	586	(0.4)%
Ghana	GHS	5.42	5.32	(1.9)%	4.79	(11.6)%	5.41	5.45	0.7%	4.91	(9.3)%
Tanzania	TZS	2,306	2,304	(0.1)%	2,281	(1.1)%	2,294	2,301	0.3%	2,285	(0.4)%

EBITDA after leases reconciliation

	Q3 2019	Q3 2018	9M 2019	9M 2018
Underlying EBITDA	652	556	1,851	1,640
Underlying Right-of-Use asset depreciation	(39)	—	(111)	—
Underlying lease interest expense	(23)	—	(70)	—
Underlying EBITDA after leases	590	556	1,670	1,640

Reconciliation Net debt to EBITDA to Proportionate net debt to EBITDA as of September 30, 2019

Debt Information	Underlying				Proportionate
$ millions	Gross debt*	Net debt	Leverage**	Ownership	Gross debt*	Net debt	Leverage**
Bolivia	352	296	1.21x	100%	352	296	1.21x
Colombia	979	839	1.85x	50%	490	419	1.85x
Costa Rica	148	133	2.63x	100%	148	133	2.63x
El Salvador	296	288	2.34x	100%	296	288	2.34x
Guatemala	928	701	1.01x	55%	511	385	1.01x
Honduras	359	335	1.24x	67%	239	223	1.24x
Panama	494	468	1.75x	80%	395	374	1.75x
Paraguay	532	433	1.47x	100%	532	433	1.47x
Nicaragua	6	(24)	-0.29x	100%	6	(24)	-0.29x
Latam	4,096	3,468	1.40x	—	2,970	2,529	1.41x
Africa	168	139	1.50x	—	162	135	1.47x
Corporate	2,759	2,530	—	100%	2,759	2,530	—
Sub-Total	7,023	6,137	2.63x	—	5,892	5,193	3.14x
IFRS 16 Leases	918	918	—	—	672	672	—
Total Debt, including IFRS 16 leases	7,941	7,055	—	—	6,564	5,865	—

* Gross debt excluding leases related to IFRS 16. ** Leverage defined as net debt to last-twelve-month (LTM) EBITDA after leases, proforma for acquisitions.

Earnings Release Q3 2019

Debt maturity profile

	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	>2029
International Bonds	—	—	—	—	—	1,002	500	500	300	500	750
Floating MIC S.A. Sustainability Bond Due 2024	—	—	—	—	—	202	—	—	—	—	—
6.875% Comcel USD 800m Bond Due 2024	—	—	—	—	—	800	—	—	—	—	—
6.000% MIC S.A. USD 500m Bond Due 2025	—	—	—	—	—	—	500	—	—	—	—
6.625% MIC S.A. USD 500m Bond Due 2026	—	—	—	—	—	—	—	500	—	—	—
5.875% Telecel USD 300m Bond Due 2027	—	—	—	—	—	—	—	—	300	—	—
5.125% MIC S.A. USD 500m Bond Due 2028	—	—	—	—	—	—	—	—	—	500
6.250% MIC S.A. USD 750m Bond Due 2029	—	—	—	—	—	—	—	—	—	—	750
Local Bonds (Colombia & Bolivia)	43	69	44	46	106	110	182	104			40
Bank and DFI	108	162	238	325	429	476	300	28	104	49	158
Total	151	231	282	370	536	1,588	982	632	404	549	948
% of Total	2.3%	3.5%	4.2%	5.5%	8.0%	23.8%	14.7%	9.5%	6.1%	8.2%	14.2%

Earnings Release Q3 2019

Fully consolidated P&L reconciliation for IFRS 16 implementation (unaudited)

($millions)	Q3 2019	IFRS16 Impact	Q3 2019 before IFRS 16	Q3 2018	% change
Revenue	1,097	—	1,097	990	10.8%
Cost of sales	(302)	—	(302)	(281)	7.4%
Gross profit	795	—	795	709	12.2%
Operating expenses	(392)	38	(430)	(386)	11.4%
EBITDA	404	38	365	323	13.2%
Depreciation	(201)	(28)	(174)	(166)	4.7%
Amortization	(69)	—	(69)	(30)	NM
Share of profit in Guatemala and Honduras	46	(2)	49	44	10.5%
Other operating income (expenses), net	(1)	(5)	3	39	(91.5)%
Operating profit	178	4	174	209	(16.8)%
Net financial expenses	(128)	(16)	(112)	(92)	22.4%
Other non-operating income (expenses), net	(127)	—	(127)	(14)	NM
Gains (losses) from other JVs and associates, net	(17)	—	(17)	(32)	(48.5)%
Profit (loss) before tax	(94)	(12)	(82)	72	NM
Net tax credit (charge)	(48)	5	(53)	0	NM
Profit (loss) for the period from continuing ops.	(142)	(6)	(135)	71	NM
Non-controlling interests	16	(1)	17	(2)	NM
Profit (loss) from discontinued operations	(4)	—	(4)	0	NM
Net profit (loss) for the period	(130)	(7)	(123)	68	NM

($millions)	9M 2019	IFRS16 Impact	9M 2019 before IFRS 16	9M 2018	% change
Revenue	3,186	—	3,186	2,966	7.4%
Cost of sales	(891)	—	(891)	(840)	6.0%
Gross profit	2,295	—	2,295	2,126	8.0%
Operating expenses	(1,189)	107	(1,296)	(1,170)	10.8%
EBITDA	1,106	107	999	956	4.5%
Depreciation	(606)	(78)	(528)	(498)	6.0%
Amortization	(191)	—	(191)	(100)	91.2%
Share of net profit in Guatemala and Honduras	137	(5)	142	109	29.9%
Other operating income (expenses), net	7	(6)	13	66	(80.6)%
Operating profit	452	17	435	533	(18.4)%
Net financial expenses	(392)	(48)	(344)	(256)	34.6%
Other non-operating income (expenses), net	(82)	—	(82)	8	NM
Gains (losses) from other JVs and associates, net	(31)	—	(31)	(100)	(68.5)%
Profit (loss) before tax	(54)	(31)	(22)	185	(112.1)%
Net tax credit (charge)	(90)	4	(95)	(67)	41.3%
Profit (loss) for the period from continuing ops.	(144)	(27)	(117)	118	NM
Non-controlling interests	14	2	12	(1)	NM
Profit (loss) from discontinued operations	60	—	60	(32)	NM
Net profit (loss) for the period	(70)	(25)	(45)	84	NM

Earnings Release Q3 2019

Capex Reconciliation

Capex Reconciliation	Q3 19	Q3 18	9M 19	9M 18
Consolidated:
Additions to property, plant and equipment	173	176	459	449
Of which finance lease capitalizations from tower sale and leaseback transactions	—	6	—	20
Additions to licenses and other intangibles	39	30	127	116
Of which spectrum and license costs	4	9	53	60
Total consolidated additions	212	205	586	565
Of which is capital expenditures related to the corporate offices	2	1	6	2

Latin America Segment	Q3 19	Q3 18	9M 19	9M 18
Additions to property, plant and equipment	221	218	565	541
Of which finance lease capitalizations from tower sale and leaseback transactions	—	6	—	17
Additions to licenses and other intangibles	31	43	127	144
Of which spectrum and license costs	4	9	53	60
Latin America Segment total additions (Underlying)	252	261	692	685
Capex excluding spectrum and lease capitalizations	247	246	639	607

Africa Segment	Q3 19	Q3 18	9M 19	9M 18
Additions to property, plant and equipment	7	5	22	13
Of which finance lease capitalizations from tower sale and leaseback transactions	—	—	—	—
Additions to licenses and other intangibles	12	—	12	—
Of which spectrum and license costs	12	—	12	—
Africa Segment total additions	19	5	34	13
Capex excluding spectrum and lease capitalizations	7	5	22	13

Earnings Release Q3 2019

Operating Free Cash Flow Reconciliation

Cash Flow Data	Q3 19	Q3 18	9M 19	9M 18
Net cash provided by operating activities	209	206	532	561
Purchase of property, plant and equipment	(177)	(152)	(526)	(444)
Proceeds from sale of property, plant and equipment	8	82	21	134
Purchase of intangible assets and licenses	(41)	(11)	(144)	(144)
Proceeds from sale of intangible assets	—	—	—	—
Net purchase/proceeds for property, plant and equipment and intangible assets	(210)	(81)	(650)	(455)
(Less) Proceeds from sale of towers part of tower sale and leaseback transactions	(8)	(79)	(21)	(129)
(Less) Purchase of spectrum and licenses	32	2	43	54
(Less) Finance charges paid, net	126	86	347	229
Operating free cash flow	150	133	252	260

OCF (EBITDA- Capex) Reconciliation

Latam OCF Underlying	Q3 19	Q3 18	9M 19	9M 18
Latam EBITDA	620	525	1,796	1,553
(-) Capex (Ex. Spectrum)	247	246	639	607
Latam OCF	373	278	1,157	946

Africa OCF	Q3 19	Q3 18	9M 19	9M 18
Africa EBITDA	39	30	87	77
(-) Capex (Ex. Spectrum)	7	5	22	13
Africa OCF	32	24	65	64

Earnings Release Q3 2019

Guatemala and Honduras Financial Statement data (unaudited)

Until 2015, Millicom group results included Guatemala and Honduras on a 100% consolidation basis. Since 2016, these businesses are treated as joint ventures and are consolidated using the equity method. To aid investors to better track the evolution of the company’s performance over time, we provide the following indicative unaudited financial statement data for the Millicom group as if our Guatemala and Honduras joint ventures had been fully consolidated.

Income statement data Q3 2019	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Underlying (non-IFRS)
($millions)
Revenue	1,097	501	—	1,598
Cost of sales	(302)	(121)	—	(422)
Gross profit	795	380	—	1,176
Operating expenses	(392)	(132)	—	(523)
EBITDA	404	249	—	652
EBITDA margin	36.8%	49.6%	—	40.8%
Depreciation & amortization	(271)	(111)	—	(381)
Share of net profit in joint ventures	46	—	(46)	—
Other operating income (expenses), net	(1)	(1)	—	(3)
Operating profit	178	136	(46)	268
Net financial expenses	(128)	(25)	—	(153)
Other non-operating income (expenses), net	(127)	(2)	—	(129)
Gains (losses) from associates	(17)	—	—	(17)
Profit (loss) before tax	(94)	109	(46)	(31)
Net tax credit (charge)	(48)	(25)	—	(72)
Profit (loss) for the period	(142)	84	(46)	(104)
Profit (loss) from discontinued operations	(4)	—	—	(4)
Non-controlling interests	16	(38)	—	(22)
Net profit (loss) for the period	(130)	46	(46)	(130)

Earnings Release Q3 2019
Income statement data 9M 2019	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Underlying (non-IFRS)
($millions)
Revenue	3,186	1,484	—	4,670
Cost of sales	(891)	(339)	—	(1,229)
Gross profit	2,295	1,146	—	3,441
Operating expenses	(1,189)	(401)	—	(1,591)
EBITDA	1,106	744	—	1,851
EBITDA margin	34.7%	50.1%	—	39.6%
Depreciation & amortization	(798)	(331)	—	(1,129)
Share of net profit in joint ventures	137	—	(137)	—
Other operating income (expenses), net	7	(6)	—	1
Operating profit	452	408	(137)	723
Net financial expenses	(392)	(81)	—	(473)
Other non-operating income (expenses), net	(82)	(4)	—	(85)
Gains (losses) from associates	(31)	—	—	(31)
Profit (loss) before tax	(54)	323	(137)	133
Net tax credit (charge)	(90)	(73)	—	(163)
Profit (loss) for the period	(144)	250	(137)	(31)
Profit (loss) from discontinued operations	60	—	—	60
Non-controlling interests	14	(113)	—	(99)
Net profit (loss) for the period	(70)	137	(137)	(70)

Earnings Release Q3 2019
Balance Sheet data ($ millions)	Millicom IFRS	Guatemala and Honduras JVs	Underlying (non-IFRS)
ASSETS
Intangible assets, net	3,178	2,846	6,024
Property, plant and equipment, net	2,762	901	3,663
Right of Use Assets	865	317	1,182
Investments in joint ventures and associates	3,035	(2,922)	113
Other non-current assets	297	157	454
TOTAL NON-CURRENT ASSETS	10,136	1,300	11,436
Inventories, net	50	27	77
Trade receivables, net	375	73	448
Other current assets	590	452	1,042
Restricted cash	153	14	167
Cash and cash equivalents	633	251	883
TOTAL CURRENT ASSETS	1,801	817	2,618
Assets held for sale	5	—	5
TOTAL ASSETS	11,942	2,117	14,059

EQUITY AND LIABILITIES
Equity attributable to owners of the Company	2,172	52	2,224
Non-controlling interests	226	602	829
TOTAL EQUITY	2,399	654	3,053
Debt and financing	5,976	1,549	7,525
Other non-current liabilities	951	(150)	802
TOTAL NON-CURRENT LIABILITIES	6,928	1,399	8,327
Debt and financing	356	60	416
Other current liabilities	2,260	4	2,264
TOTAL CURRENT LIABILITIES	2,616	64	2,679
Liabilities directly associated with assets held for sale	—	—	—
TOTAL LIABILITIES	9,543	1,463	11,006
TOTAL EQUITY AND LIABILITIES	11,942	2,117	14,059

Earnings Release Q3 2019
Cash Flow Data - 9M 2019	Millicom IFRS	Guatemala and Honduras JVs	Underlying (non-IFRS)
($millions)
Profit (loss) before taxes from continuing operations	(54)	186	133
Profit (loss) for the period from discontinued operations	62	—	62
Profit (loss) before taxes	8	186	194
Net cash provided by operating activities (incl. discontinued ops)	532	581	1,113
Net cash used in investing activities (incl. discontinued ops)	(1,357)	(382)	(1,739)
Net cash from (used by) financing activities (incl. discontinued ops)	955	(189)	766
Exchange impact on cash and cash equivalents, net	(16)	—	(16)
Net (decrease) increase in cash and cash equivalents	114	10	124
Cash and cash equivalents at the beginning of the period	528	241	769
Effect of cash in disposal group held for Sale	(9)	—	(9)
Cash and cash equivalents at the end of the period	633	251	884

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 22:05 CET on October 23, 2019.

Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2019

October 23, 2019

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

Unaudited interim condensed consolidated statements of income for the three and nine-month periods ended September 30, 2019

$ millions	Notes	Nine months ended September 30, 2019	Nine months ended September 30, 2018 (i)	Three months ended September 30, 2019	Three months ended September 30, 2018 (i)
Revenue	5	3,186	2,966	1,097	990
Cost of sales		(891)	(840)	(302)	(281)
Gross profit		2,295	2,126	795	709
Operating expenses	2	(1,189)	(1,170)	(392)	(386)
Depreciation	2	(606)	(498)	(201)	(166)
Amortization		(191)	(100)	(69)	(30)
Share of profit in the joint ventures in Guatemala and Honduras	14	137	109	46	44
Other operating income (expenses), net		7	66	(1)	39
Operating profit	5	452	533	178	209
Interest and other financial expenses	2, 10	(407)	(269)	(135)	(97)
Interest and other financial income		15	13	7	5
Other non-operating (expenses) income, net	6	(82)	8	(127)	(14)
Profit (loss) from other joint ventures and associates, net		(31)	(100)	(17)	(32)
Profit (loss) before taxes from continuing operations		(54)	185	(94)	72
Charge for taxes, net		(90)	(67)	(48)	—
Profit (loss) after taxes from continuing operations		(144)	118	(142)	71
Profit (loss) for the period from discontinued operations	4	60	(32)	(4)	—
Net profit (loss) for the period		(84)	86	(146)	71

Attributable to :
Owners of the Company		(70)	84	(130)	68
Non-controlling interests		(14)	1	(16)	2

Earnings per common share for net profit attributable to the owners of the Company:
Basic ($)	7	(0.69)	0.84	(1.29)	0.68
Diluted ($)	7	(0.69)	0.84	(1.29)	0.68

(i)   Re-presented for discontinued operations(see note 4). Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

2

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

Unaudited interim condensed consolidated statements of comprehensive income for the three and nine-month periods ended September 30, 2019

$ millions	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Three months ended September 30, 2019 (i)	Three months ended September 30, 2018
Net profit (loss) for the period	(84)	86	(146)	71
Other comprehensive income (to be reclassified to income statement in subsequent periods), net of tax:
Exchange differences on translating foreign operations	(37)	(20)	(51)	(31)
Cash flow hedges	(18)	—	(7)	—
Total comprehensive income (loss) for the period	(139)	65	(204)	40

Attributable to
Owners of the Company	(117)	63	(179)	40
Non-controlling interests	(22)	2	(26)	—

Total comprehensive income (loss) for the period arises from:
Continuing operations	(199)	70	(200)	42
Discontinued operations	60	(5)	(4)	(2)

(i)   Re-presented for discontinued operations (note 4). Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

3

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

Unaudited interim condensed consolidated statement of financial position as at September 30, 2019

$ millions	Notes	September 30, 2019	December 31, 2018 (i)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	9	3,178	2,374
Property, plant and equipment, net	8	2,762	3,041
Right of use assets	2	865	—
Investments in joint ventures	14	2,923	2,867
Investments in associates	15	112	169
Contract costs, net		5	4
Deferred tax assets		196	202
Other non-current assets	12	96	126
TOTAL NON-CURRENT ASSETS		10,136	8,784

CURRENT ASSETS
Inventories		50	39
Trade receivables, net		375	343
Contract assets, net		41	37
Amounts due from non-controlling interests, associates and joint ventures	12	26	34
Prepayments and accrued income		182	129
Current income tax assets		96	108
Supplier advances for capital expenditure		26	25
Equity investment	15	39	—
Other current assets		181	127
Restricted cash		153	158
Cash and cash equivalents		633	528
TOTAL CURRENT ASSETS		1,801	1,529
Assets held for sale		5	3
TOTAL ASSETS		11,942	10,316

(i)   Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

4

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

Unaudited interim condensed consolidated statement of financial position as at September 30, 2019 (continued)

$ millions	Notes	September 30, 2019	December 31, 2018 (i)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		633	635
Treasury shares		(53)	(81)
Other reserves		(588)	(538)
Retained profits		2,249	2,535
Loss for the period/year attributable to equity holders		(70)	(10)
Equity attributable to owners of the Company		2,172	2,542
Non controlling interests		226	249
TOTAL EQUITY		2,399	2,790

LIABILITIES
Non current liabilities
Debt and financing	10	5,129	4,123
Lease liabilities	2	847	—
Amounts due to non-controlling interests, associates and joint ventures	12	294	135
Provisions and other non-current liabilities		358	350
Derivative financial instruments	13	27	1
Deferred tax liabilities		272	233
Total non-current liabilities		6,928	4,841

Current liabilities
Debt and financing	10	256	458
Lease liabilities	2	100	—
Put option liability	3	257	239
Payables and accruals for capital expenditure		230	335
Other trade payables		265	282
Amounts due to non-controlling interests, associates and joint ventures	12	328	348
Accrued interest and other expenses		450	383
Current income tax liabilities		69	58
Contract liabilities		73	87
Dividend payable		134	—
Provisions and other current liabilities		453	494
Total current liabilities		2,616	2,684
TOTAL LIABILITIES		9,543	7,526
TOTAL EQUITY AND LIABILITIES		11,942	10,316

(i)   Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

5

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

Unaudited interim condensed consolidated statement of cash flows for the nine-month period ended September 30, 2019

$ millions	Notes	September 30, 2019	September 30, 2018 (i)
Cash flows from operating activities (including discontinued operations)
Profit before taxes from continuing operations		(54)	185
Profit (loss) before taxes from discontinued operations	4	62	(29)
Profit before taxes		8	156
Adjustments to reconcile to net cash:
Interest and other financial expenses		408	274
Interest and other financial income		(15)	(13)
Adjustments for non-cash items:
Depreciation and amortization	5	808	619
(Profit) loss from other joint ventures and associates,net		31	100
Loss (gain) on disposal and impairment of assets, net	4	(81)	(26)
Share based compensation		22	14
Share of profit in Guatemala and Honduras joint ventures		(137)	(109)
Other non-cash non-operating (income) expenses, net		82	(8)
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(143)	(124)
(Increase) decrease in inventories		(6)	(9)
Increase (decrease) in trade and other payables, net		(25)	18
Changes in contract assets, liabilities and costs, net		(1)	(8)
Total changes in working capital		(175)	(123)
Interest (paid)		(359)	(244)
Interest received		12	15
Taxes (paid)	5	(73)	(93)
Net cash provided by operating activities		532	561
Cash flows from (used in) investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	3	(1,013)	(3)
Proceeds from disposal of subsidiaries and associates, net of cash disposed	4	110	177
Purchase of intangible assets and licenses	9	(144)	(144)
Purchase of property, plant and equipment	8	(526)	(444)
Proceeds from sale of property, plant and equipment	8	21	134
Dividends received from joint ventures	14	181	181
Settlement of financial derivative instruments	13	—	(63)
Cash (used in) provided by other investing activities, net		14	9
Net cash used in investing activities	(1,357)	(154)

6

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

Cash flows from (used in) financing activities (including discontinued operations):
Proceeds from debt and financing	10	2,106	405
Repayment of debt and financing	10	(1,005)	(535)
Dividends paid to non-controlling interests		(12)	(1)
Dividends paid to owners of the Company		(133)	(133)
Net cash provided by (used in) financing activities		955	(265)
Exchange impact on cash and cash equivalents at the beginning of the period		(16)	(10)
Net (decrease) increase in cash and cash equivalents		114	131
Cash and cash equivalents at the beginning of the period		528	619
Effect of cash in disposal group held for sale	4	(9)	6
Cash and cash equivalents at the end of the period		633	758

(i)   Re-presented for discontinued operations (note 4). Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

7

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

Unaudited interim condensed consolidated statements of changes in equity for the periods ended September 30, 2019 and September 30, 2018

$ millions	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital (i)	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total (i)	Non- controlling interests	Total equity
Balance on December 31, 2017	101,739	(1,195)	153	484	(106)	3,035	(470)	3,096	185	3,282
Adjustment on adoption of IFRS 15 and IFRS 9 (net of tax)	—	—	—	—	—	10	—	10	(4)	6
Total comprehensive income for the period	—	—	—	—	—	84	(21)	63	2	65
Dividends (ii)	—	—	—	—	—	(266)	—	(266)	—	(266)
Dividends to non controlling interest	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of treasury shares	—	(66)	—	—	(6)	—	—	(6)	—	(6)
Share based compensation	—	—	—	—	—	—	14	14	—	14
Issuance of shares under share-based payment schemes	—	338	—	(2)	29	(5)	(21)	1	—	1
Balance on September 30, 2018	101,739	(922)	153	483	(81)	2,859	(498)	2,916	182	3,097

Balance on December 31, 2018	101,739	(913)	153	482	(81)	2,525	(538)	2,542	249	2,790
Total comprehensive income for the period	—	—	—	—	—	(70)	(47)	(117)	(22)	(139)
Dividends (iii)	—	—	—	—	—	(268)	—	(268)	—	(268)
Dividends to non controlling interest	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of treasury shares	—	(120)	—	—	(11)	3	—	(7)	—	(7)
Share based compensation	—	—	—	—	—	—	22	22	1	23
Issuance of shares under share-based payment schemes	—	437	—	(2)	39	(12)	(24)	1	—	1
Balance on September 30, 2019	101,739	(596)	153	480	(53)	2,179	(587)	2,172	226	2,399

(i)   Retained profits — includes profit attributable to equity holders, of which at September 30, 2019, $334 million (2018: $324 million) are not distributable to equity holders.

(ii)   Dividends — A dividend distribution of $2.64 per share was approved by the Annual General Meeting of shareholders and paid in equal portions in May 2018 and November 2018.

(iii)  Dividends - A dividend distribution of $2.64 per share was approved by the Annual General Meeting of shareholders on May 2, 2019. Half of this dividend has been paid during Q2 2019. The second half will be paid in November 2019.

(iv)        Effect of the acquisition of Cable Onda S.A. See note 3 for further details.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

8

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

Notes to the unaudited interim condensed consolidated statements

1. ORGANIZATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is an international telecommunications and media company providing digital lifestyle services in emerging markets, through mobile and fixed telephony, cable, broadband, and Pay-TV in Latin America and Africa.

On October 23, 2019, the Board of Directors authorized these interim condensed consolidated financial statements for issuance.

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board and as adopted by the European Union. In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the 2018 consolidated financial statements, except for the changes described below.

New and amended IFRS standards

The following changes to standards effective for annual periods starting on January 1, 2019 have been adopted by the Group:

•	IFRS 16 "Leases". The Group had to change its accounting policies as a result of adopting IFRS 16 Leases.

On adoption, on January 1, 2019, an additional lease liability of $536 million has been recognized. The application of the new standard decreased operating expenses by $38 million and $107 million, respectively, as compared to what our results would have been if we had continued to follow IAS 17 for the three and nine months ended September 30, 2019. The impact of the adoption of the leasing standard and the new accounting policies are further explained below. The application of this standard also affects the Group’s depreciation, operating and financial expenses, debt and other financing and leverage ratios. The change in presentation of operating lease expenses results in a corresponding increase in cash flows derived from operating activities and a decline in cash flows from financing activities.

•	The following new or amended standards became applicable for the current reporting period and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments.

◦	Amendments to IFRS 9 "Financial instruments" on prepayment features with negative compensation.

◦	IFRIC 23 "Uncertainty over Income Tax Treatments" clarifies how the recognition and measurement requirements of IAS 12 Income taxes, are applied where there is uncertainty over income tax treatments.

◦	Amendments to IAS 19 "Employee benefits" on plan amendment, curtailment or settlement.

◦	Amendments to IAS 28 "Investments in associates" on long term interests in associates and joint ventures.

◦	Annual improvements 2015-2017.

The following changes to standards, which are not expected to materially affect the Group, will be effective from January 1, 2020:

•	Amendments to the conceptual framework. The IASB has revised its conceptual framework. The Group does not expect these amendments to have a material impact on the consolidated financial statements. These amendments have not yet been endorsed by the EU.

•	Amendments to IFRS 3 - definition of a business. This amendment revises the definition of a business. The Group does not expect these amendments to have a material impact on the consolidated financial statements. These amendments have not yet been endorsed by the EU.

•	Amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’. These amendments have not yet been endorsed by the EU.

9

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (CONTINUED)

•	Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest Rate Benchmark Reform. The Group is currently assessing the impact of these amendments on the consolidated financial statements. These amendments have not yet been endorsed by the EU.

Changes in accounting policies

This note explains the impact of the adoption of IFRS 16 "Leases" on the Group’s financial statements and discloses the new accounting policies that have been applied from January 1, 2019.

The Group adopted the standard using the modified retrospective approach with the cumulative effect of applying the new Standard recognized in retained profits as of January 1, 2019. Comparatives for the 2018 financial statements were not restated.

a)	Adjustments recognized on adoption of IFRS 16

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The right-of-use asset was measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the leases recognized in the statement of financial position immediately before the date of initial application. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 12.6%. Each lease commitment was individually discounted using a specific incremental borrowing rate, following a build-up approach including: risk-free rates, industry risk, country risk, credit risk at cash generating unit level, currency risk and commitment’s maturity.

For leases previously classified as finance leases Millicom recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right of use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

$ millions	2019
Operating lease commitments disclosed as at December 31, 2018	801
(Plus): Non lease components obligations	57
(Less): Short term leases recognized on a straight line basis as an expense	(3)
(Less): Low value leases recognized on a straight line basis as an expense	(2)
(Less): Contract included in the lease commitments but with starting date in 2019 and not part of the IFRS 16 opening balances	(17)
(Plus/Less): Other	(13)
Gross lease liabilities	823
Discounted using the lessee's incremental borrowing rate at the date of the initial application	(287)
Incremental lease liabilities recognized at January 1, 2019	536
(Plus): Finance lease liabilities recognized at December 31, 2018	353
Lease liabilities recognized at January 1, 2019	889

Of which are:
Current lease liabilities	86
Non-current lease liabilities	803

10

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (CONTINUED)

The application of IFRS 16 affected the following items in the statement of financial position on January 1, 2019:

FINANCIAL POSITION $ millions	As at January 1, 2019 before application	Effect of adoption of IFRS 16	As at January 1, 2019 before application	Reason for the change
ASSETS
Property, plant and equipment, net	3,041	(306)	2,736	(i)
Right-of-use asset (non-current) NEW	—	846	846	(ii)
Prepayments	129	(6)	123	(iii)
LIABILITIES
Lease liabilities (non-current) NEW	—	803	803	(iv)
Debt and other financing (non-current)	4,123	(337)	3,786	(v)
Lease liabilities (current) NEW	—	86	86	(iv)
Debt and other financing (current)	458	(16)	442	(v)
Other current liabilities	494	(2)	492	(vi)

(i)	Transfer of previously capitalized assets under finance leases to Right-of-Use assets.

(ii)	Initial recognition of Right-of-Use assets, transfer of previously recognized finance leases and of lease prepayments being part of the Right-of-Use asset cost at transition.

(iii)	Transfer of lease prepayments being part of the Right-of-Use asset cost at transition.

(iv)	Initial recognition of lease liabilities and transfer of previously recognized finance lease liabilities.

(v)	Transfer of previously recognized finance lease liabilities to new Lease liabilities accounts.

(vi)	Reclassification of provisions for onerous contracts to Right-of-Use assets.

The application of IFRS 16 also impacts classifications within the statement of cash flows, segment information and EPS for the period starting from January 1, 2019. Its application had no significant impact on the Group's retained profits.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

◦	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics

◦	reliance on previous assessments on whether leases are onerous

◦	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases

◦	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and

◦	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made when applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

b)	Leases accounting policy applied from January 1, 2019 are as follows:

The Group leases various lands, sites, towers (including those related to towers sold and leased back), offices, warehouses, retail stores, equipment and cars. Rental contracts are typically made for fixed periods but may have extension options as described below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Through December 31, 2018, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to the statement of income on a straight-line basis over the period of the lease.

11

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (CONTINUED)

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

◦	fixed payments (including in-substance fixed payments), less any lease incentives receivable

◦	variable lease payment that are based on an index or a rate

◦	amounts expected to be payable by the lessee under residual value guarantees

◦	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

◦	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. The incremental borrowing rate applied can have a significant impact on the net present value of the lease liability recognized under IFRS 16.

Right-of-use assets are measured at cost comprising the following:

◦	the amount of the initial measurement of lease liability

◦	any lease payments made at or before the commencement date less any lease incentives received

◦	any initial direct costs, and

◦	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the statement of income. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

Furthermore, the Group has taken the additional following decisions in adopting the standard:

◦	Non-lease components are capitalized (IFRS16.15)

◦	Intangible assets are out of IFRS 16 scope (IFRS16.4)

According to IFRS 16, lease term is defined as the non-cancellable period for which a lessee has the right to use an underlying asset, together with both: (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate if the lessee is reasonably certain not to exercise that option. The assessment of such options is performed at the commencement of a lease. As part of the assessment, Millicom introduced the 'time horizon concept': the reasonable term under which the company expects to use a leased asset considering economic incentives, management decisions, business plans and the fast-paced industry Millicom operates in. The assessment must be focused on the economic incentives for Millicom to exercise (or not) an option to early terminate/extend a contract. The Group has decided to work on the basis the lessor will generally accept a renewal/not early terminate a contract, as there is an economic incentive to maintain the contractual relationship.

Millicom considered the specialized nature of most of its assets under lease, the low likelihood the lessor can find a third party to substitute Millicom as a lessee and past practice to conclude that, pending clarification from IFRIC, the lease term can go beyond the notice period when there is more than an insignificant penalty for the lessor not to renew the lease. This analysis requires judgment and has a significant impact on the lease liability recognized under IFRS 16.

Under IFRS 16, the accounting of sale and leaseback transactions has changed as the underlying sale transaction needs to be firstly analyzed using the guidance of IFRS 15. The seller/lessee recognizes a right-of-use asset in the amount of the proportional original carrying amount that relates to the right of use retained. Accordingly, only the proportional amount of gain or loss from the sale must be recognized. The impact from sale and leaseback transactions was not material for Millicom Group as of the date of initial application.

12

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions 2019

On February 20, 2019, MIC S.A., Telefonica Centroamerica and Telefonica S.A. entered into 3 separate stock purchase agreements (the “Telefonica CAM Acquisitions”) pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonica Moviles Panama, S.A., a company incorporated under the laws of Panama, from Telefonica Centroamerica, through Cable Onda owned by Millicom at 80% (the “Panama Acquisition”), 100% of the shares of Telefonica de Costa Rica TC, S.A., a company incorporated under the laws of Costa Rica, from Telefonica (the “Costa Rica Acquisition”) and 100% of the shares of Telefonia Celular de Nicaragua, S.A., a company incorporated under the laws of Nicaragua, from Telefonica Centroamerica (the “Nicaragua Acquisition”). The Telefonica CAM Acquisitions Stock Purchase Agreements contain customary representations and warranties and termination provisions. While the consummation of the remaining Telefonica CAM Acquisition is subject to regulatory approvals and the absence of legal impediments, we still expect to close the Costa Rica acquisition by the end of 2019.

The aggregate purchase price for the Telefonica CAM Acquisitions is $1.65 billion, subject to potential purchase price adjustments.

Nicaragua Acquisition

This transaction closed on May 16, 2019 after receipt of the necessary approvals and, since that date, Millicom holds all voting rights into Telefonia Celular de Nicaragua ("Nicaragua") and controls it. On the same day, Millicom paid a preliminary cash consideration of $437 million, provisionally adjusted to $435 million and still subject to final price adjustment expected in Q4 2019. For the purchase accounting, Millicom determined the fair value of Nicaragua's identifiable assets and liabilities based on transaction and relative values. The purchase accounting is still provisional at September 30, 2019, particularly in respect of the evaluation of right-of-use assets and lease liabilities. Management expects to finalize the purchase accounting during Q4 2019.

The provisional purchase accounting as at September 30, 2019 is as follows:

Provisional fair values (100%) ($ millions)
Intangible assets (excluding goodwill), net (i)	131
Property, plant and equipment, net (ii)	149
Right of use assets	84
Other non-current assets	2
Current assets (excluding cash) (iii)	23
Trade receivables (iv)	17
Cash and cash equivalents	7
Total assets acquired	412
Lease liabilities	89
Other liabilities (v)	113
Total liabilities assumed	202
Fair value of assets acquired and liabilities assumed, net	210
Millicom’s interest in the fair value of Nicaragua (100%)	210
Acquisition price	435
Provisional Goodwill	225

(i)	Intangible assets not previously recognized at the date of acquisition, are mainly customer lists for an amount of $81 million, with estimated useful lives ranging from 4 to 10 years. In addition, a fair value step-up of $39 million on the spectrum held by Nicaragua has been recognized, with a remaining useful life of 14 years.

(ii)	A fair value step-up of $39 million has been recognized on property, plant and equipment, mainly on the core network and owned land and buildings. The expected remaining useful lives were estimated at 6-7 years on average.

(iii)	Current assets include indemnification assets for tax contingencies at fair value for an amount of $11 million – see (v) below.

(iv)	The fair value of trade receivables acquired was $17 million.

(v)	Other liabilities include the fair value of certain possible tax contingent liabilities for $1 million and a deferred tax liability of $48 million resulting from the above adjustments

13

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

The goodwill is currently not expected to be tax deductible. For convenience purposes, the acquisition date was set on May 1, 2019 as there was no material adjustments from this date to May 16, 2019. From May 1, 2019 to September 30, 2019, Nicaragua contributed $37 million of revenue and a net profit of $10 million to the Group. If Nicaragua had been acquired on January 1, 2019 incremental revenue for the nine-month period ended September 30, 2019 for the Group would have been $165 million and incremental net loss for that period would have been $13 million, including amortization of assets not previously recognized of $8 million (net of tax). Acquisition related costs included in the statement of income under operating expenses were approximately $5 million.

Panama Acquisition

This transaction closed on August 29, 2019 after receipt of the necessary approvals and, since that date, Cable Onda, which is 80% owned by Millicom, holds all voting rights in Telefonica Moviles Panama, S.A. ("Panama") and controls it. On the same day, Cable Onda paid cash consideration of $594 million for 100% of Panama, subject to a final price adjustment expected in Q1 2020. As at September 30, 2019, the purchase accounting is still provisional and no value has been allocated yet to identifiable assets and liabilities. As a result, the excess of the acquisition price over the company's net assets as of the acquisition date is currently shown under goodwill for $467 million. The non-controlling interest is measured based on the fair value method (goodwill is also allocated to non-controlling interest). In its annual financial statements, the Group will disclose the amounts and explanations of the adjustments to the purchase accounting, including any material retrospective adjustments to the third quarter financial results. The goodwill is currently not expected to be tax deductible. For convenience purposes, the acquisition date was set on September 1, 2019. From September 1, 2019 to September 30, 2019, Panama contributed $18 million of revenue and a net profit of $6 million to the Group. If Panama had been acquired on January 1, 2019 incremental revenue for the nine-month period ended September 30, 2019 for the Group would have been $178 million and incremental net profit for that period would have been $21 million. Acquisition related costs included in the statement of income under operating expenses were approximately $7 million.

Acquisitions 2018

On October 7, 2018, the Company signed an agreement to acquire a controlling 80% stake in Cable Onda, the largest cable and fixed telecommunications services provider in Panama. The selling shareholders retained a 20% equity stake in the company. The transaction closed on December 13, 2018 after receipt of necessary approvals, for cash consideration of $956 million. Millicom concluded that it controls Cable Onda since closing date and therefore fully consolidates it in its financial statements with a 20% non-controlling interest. The deal also includes certain liquidity rights such as call and put options which are further detailed below.

For the purchase accounting, Millicom determined the fair value of Cable Onda's identifiable assets and liabilities based on transaction and relative values. The non-controlling interest was measured based on the proportionate share of the fair value of the net assets of Cable Onda. The purchase accounting is still provisional at September 30, 2019, particularly in respect of the valuation of certain tangible assets and tax contingencies. Management will finalize the purchase accounting during Q4 2019. Refer to the Group audited consolidated financial statements for the year ended December 31, 2018 for further details.

As a consequence of the Telefonica Panama acquisition, on August 29, 2019 the shareholders agreed to amend the call and put options in respect of the remaining 20% non-controlling interest that were set as part of the acquisition of Cable Onda.

First, the parties agreed new unconditional call and put options to acquire the remaining 20% non-controlling interest in Cable Onda becoming exercisable at any time from July 2022, both, at fair market value.

Second, they also agreed on 'Transaction Price' call and put options conditional to the occurrence of certain events, such as change of control of Millicom or at any time if Millicom's non-controlling partners’ shareholdings fall below 10%, and becoming exercisable on the date of the Telefonica Panama closing (August 29, 2019) and extending until July 2022. The put and call options are exercisable at the purchase price in the Cable Onda transaction (enterprise value of $1.46 billion), plus interest at 5% per annum (put) and at 10% per annum (call), respectively.

Millicom determined that, both the new unconditional put option and 'Transaction Price' put option could be exercised under events which are outside the control of Millicom, and therefore meet the criteria under IAS 32 for recognition as a liability and a corresponding equity decrease - same conclusion as for previous put option for which a liability had already been recognized at acquisition date in 2018. The put option liability is now valued at the higher of fair market value and Transaction Price plus interest at 5% per annum and is payable in Millicom's shares or in cash at the discretion of the partner.

As of September 30, 2019, the value of the 'Transaction Price' put option is lower than fair market value, and therefore the Group recognized the put option liability at the higher of both valuations at $257 million (see note 6). Any further change in the value of the put option liability will be recorded in the Group's statement of income. Both call options are currently out of the money and have therefore no value as of September 30, 2019.

14

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

Disposals 2019

On March 14, 2019, Millicom signed an agreement for the sale of its entire operations in Chad to Maroc Telecom. The Group received the necessary regulatory approvals on June 5, 2019 and the transaction completed on June 26, 2019 (see note 4).

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations - Chad

On June 26, 2019, the Group completed the disposal of its operations in Chad. In accordance with Group practices, the Chad operation has been classified as assets held for sale and discontinued operations as from June 5, 2019. On June 26, 2019, Chad was deconsolidated and a gain on disposal of $78 million, net of costs of disposal of $4 million, was recognized. Foreign currency exchange losses accumulated in equity of $8 million have also been recycled in the statement of income accordingly. The resulting net gain of $70 million has been recognized under ‘Profit (loss) for the period from discontinued operations, net of tax’. The operating net loss of the operation for the period from January 1, 2019 to June 26, 2019 was $5 million. The final sale consideration is still subject to adjustment under the terms of the sale and purchase agreement. Management does not expect any material deviation from the initial consideration.

The assets and liabilities deconsolidated on the date of the disposal were as follows:

Assets and liabilities reclassified as held for sale – Chad ($ millions)	June 26, 2019
Intangible assets, net	18
Property, plant and equipment, net	93
Other non-current assets	14
Current assets	33
Cash and cash equivalents	9
Total assets of disposal group held for sale	167
Non-current financial liabilities	8
Current liabilities	131
Total liabilities of disposal group held for sale	140
Net assets held for sale at book value	28

15

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

Summary

Financial information relating to the discontinued operations for the three and nine-month periods ended September 30, 2019 and September 30, 2018 are set out below. Figures shown below are after inter-company eliminations. 2018 statement of income figures include Rwanda (1 month), Senegal (4 months) and Chad (9 months). 2019 figures include Chad only (6 months).

Results from Discontinued Operations ($ millions)	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Three months ended September 30, 2019	Three months ended September 30, 2018
Revenue	50	160	—	29
Cost of sales	(14)	(46)	—	(7)
Operating expenses	(29)	(70)	—	(13)
Other expenses linked to the disposal of discontinued operations	(8)	(7)	(4)	—
Depreciation and amortization	(11)	(21)	—	(7)
Other operating income (expenses), net	—	(10)	—	—
Gain/(loss) on disposal of discontinued operations	74	(28)	—	—
Operating profit (loss)	64	(23)	(4)	1
Interest income (expense), net	(2)	(5)	—	—
Other non-operating (expenses) income, net	—	—	—	—
Profit (loss) before taxes	62	(29)	(4)	1
Credit (charge) for taxes, net	(2)	(4)	—	—
Net profit (loss) from discontinued operations	60	(32)	(4)	—

Cash Flows from Discontinued Operations ($ millions)	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Cash from (used in) operating activities, net	(8)	(33)
Cash from (used in) investing activities, net	5	3
Cash from (used in) financing activities, net	7	9
Net cash inflows/(outflows)	5	(21)

Tower Sale and Leasebacks

In 2017 and 2018, the Group announced agreements to sell and leaseback wireless communications towers in Paraguay, Colombia and El Salvador. The table below summarizes the main aspects of these deals and impacts on the Group financial statements:

	Paraguay	Colombia	El Salvador
Agreement date	April 26, 2017	July 18, 2017	February 6, 2018
Total number of towers expected to be sold	1,411	1,207	811
Total number of towers transferred to September 30, 2019	1,411	960	547
Expected total cash proceeds ($ millions)	127	147	145
Cash proceeds received in 2017 ($ millions)	75	86	—
Cash proceeds received in 2018 ($ millions)	41	26	74
Cash proceeds received in 2019 ($ millions) - as of Sept 30	11	7	3
Gain on sale recognized in 2017 ($ millions)	26	37	—
Gain on sale recognized in 2018 ($ millions)	15	13	32
Gain on sale recognized in 2019 ($ millions) - as of Sept 30	—	3	1

16

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

5. SEGMENT INFORMATION

Management determines operating and reportable segments based on information used by the chief operating decision maker (CODM) to make strategic and operational decisions from both a business and geographic perspective. The Group’s risks and rates of return are predominantly affected by operating in different geographical regions. The Group has businesses in two main regions: Latin America (“Latam”) and Africa. The Latam figures below include Honduras and Guatemala as if they are fully consolidated by the Group, as this reflects the way management reviews and uses internally reported information to make decisions. Honduras and Guatemala are shown under the Latam segment. The joint venture in Ghana is not reported as if fully consolidated.

Revenue, operating profit (loss), EBITDA and other segment information for the periods ended September 30, 2019 and September 30, 2018, are as follows:

Nine months ended September 30, 2019 ($ millions)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	2,398	277	—	(1,104)	—	1,571
Cable and other fixed services revenue	1,637	7	—	(206)	—	1,438
Other revenue	37	—	—	(4)	—	33
Service revenue (i)	4,072	284	—	(1,314)	—	3,042
Telephone and equipment revenue (i)	315	—	—	(170)	—	145
Total Revenue	4,387	284	—	(1,484)	—	3,186
Operating profit (loss)	753	17	(47)	(408)	137	452
Add back:
Depreciation and amortization	1,051	72	6	(331)	—	798
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(137)	(137)
Other operating income (expenses), net	(9)	(2)	9	(6)	—	(7)
EBITDA (ii)	1,796	87	(32)	(744)	—	1,106
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	1,796	87	(32)	(744)	—	1,106
Capital expenditure (iii)	(776)	(37)	(4)	189	—	(628)
Changes in working capital and others (iv)	(67)	19	(89)	(15)	—	(153)
Taxes paid	(147)	(8)	(7)	89	—	(73)
Operating free cash flow (v)	805	61	(132)	(482)	—	252
Total Assets (vi)	13,740	953	3,606	(5,668)	3,551	11,942
Total Liabilities	8,119	904	4,239	(2,090)	627	9,543

17

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

5. SEGMENT INFORMATION (Continued)

Nine months ended September 30, 2018 ($ millions)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	2,411	288	—	(1,103)	—	1,596
Cable and other fixed services revenue	1,361	7	—	(186)	—	1,182
Other revenue	35	1	—	(3)	—	32
Service revenue (i)	3,807	296	—	(1,292)	—	2,810
Telephone and equipment revenue (i)	297	—	—	(142)	—	155
Total Revenue	4,104	296	—	(1,434)	—	2,966
Operating profit (loss)	747	20	11	(355)	109	533
Add back:
Depreciation and amortization	850	60	4	(316)	—	598
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(109)	(109)
Other operating income (expenses), net	(45)	(3)	(3)	(13)	—	(66)
EBITDA (ii)	1,553	77	10	(684)	—	956
EBITDA from discontinued operations	—	36	—			36
EBITDA incl discontinued operations	1,553	113	10	(684)	—	993
Capital expenditure (iii)	(642)	(44)	(2)	158	—	(530)
Changes in working capital and others (iv)	(84)	44	(53)	(15)	—	(109)
Taxes paid	(186)	(13)	(5)	109	—	(93)
Operating free cash flow (v)	641	101	(49)	(432)	—	260
Total Assets (vi)	10,291	1,064	40	(5,226)	3,237	9,085
Total Liabilities	5,579	915	1,266	(1,887)	435	5,987

Three months ended September 30, 2019 ($ millions)	Latin America	Africa (viii)	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	819	96	—	(364)	—	551
Cable and other fixed services revenue	553	2	—	(70)	—	485
Other revenue	12	—	—	(1)	—	10
Service revenue (i)	1,383	98	—	(435)	—	1,046
Telephone and equipment revenue (i)	117	—	—	(65)	—	51
Total Revenue	1,500	98	—	(501)	—	1,097
Operating profit (loss)	270	17	(19)	(136)	46	178
Add back:
Depreciation and amortization	356	23	2	(111)	—	271
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(46)	(46)
Other operating income (expenses), net	(6)	(1)	9	(1)	—	1
EBITDA (ii)	620	39	(7)	(249)	—	404
EBITDA from discontinued operations	—	(4)		—	—	(4)
EBITDA incl discontinued operations	620	35	(7)	(249)	—	399
Capital expenditure (iii)	(228)	(9)	—	53	—	(186)
Changes in working capital and others (iv)	(5)	4	(23)	(15)	—	(40)
Taxes paid	(51)	(2)	(1)	30	—	(24)
Operating free cash flow (v)	335	27	(31)	(180)	—	150

18

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

5. SEGMENT INFORMATION (Continued)

Three months ended September 30, 2018 ($ millions)	Latin America	Africa (viii)	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	800	100	—	(365)	—	534
Cable and other fixed services revenue	457	2	—	(65)	—	394
Other revenue	12	—	—	(1)	—	11
Service revenue (i)	1,268	102	—	(432)	—	939
Telephone and equipment revenue (i)	99	—	—	(48)	—	51
Total Revenue	1,368	102	—	(480)	—	990
Operating profit (loss)	279	10	2	(127)	44	209
Add back:
Depreciation and amortization	275	20	1	(100)	—	196
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(44)	(44)
Other operating income (expenses), net	(30)	—	(2)	(6)	—	(39)
EBITDA (ii)	525	30	2	(234)	—	323
EBITDA from discontinued operations	—	8	—	—	—	8
EBITDA incl discontinued operations	525	38	2	(234)	—	331
Capital expenditure (iii)	(200)	(11)	(1)	53	—	(159)
Changes in working capital and others (iv)	(9)	38	(32)	(1)	—	(3)
Taxes paid	(65)	(2)	(1)	31	—	(36)
Operating free cash flow (v)	251	63	(31)	(150)	—	133

(i)	Service revenue is Group revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, SMS and other value-added services excluding telephone and equipment sales. Revenues from other sources comprises rental, sub-lease rental income and other non recurrent revenues. The Group derives revenue from the transfer of goods and services over time and at a point in time. Refer to the table below.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets. EBITDA is used by the management to monitor the segmental performance and for capital management. For the three and nine-month periods ended September 30, 2019, the application of IFRS 16 had a positive impact on EBITDA as compared to what our results would have been if we had continued to follow the IAS 17 standard.

(iii)	Excluding spectrum and licenses of $43 million (2018: $54 million) and cash received on tower deals of $21 million (2018: $129 million).

(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense and non-cash bonuses (see note 3).

(v)	Operating Free Cash Flow is EBITDA less capex (excluding spectrum and license costs) less change in working capital, other non-cash items (share-based payment expense and non-cash bonuses) and taxes paid.

(vi)	Segment assets include goodwill and other intangible assets.

(vii)	Including eliminations for Guatemala and Honduras as reported in the Latin America segment.

(viii)	Restated as a result of classification of certain of our African operations as discontinued operations (see notes 4 and 14).

19

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

5. SEGMENT INFORMATION (Continued)

Revenue from contracts with customers from continuing operations

		Nine months ended September 30, 2019			Nine months ended September 30, 2018			Three months ended September 30, 2019			Three months ended September 30, 2018
$ millions	Timing of revenue recognition	Latin America	Africa	Total Group	Latin America	Africa	Total Group	Latin America	Africa	Total Group	Latin America	Africa	Total Group
Mobile	Over time	1,271	194	1,465	1,280	209	1,489	447	68	515	423	73	495
Mobile Financial Services	Point in time	23	83	106	28	79	107	8	28	36	12	27	39
Cable and other fixed services	Over time	1,432	7	1,438	1,176	7	1,183	483	2	485	392	2	394
Other	Over time	33	—	33	32	1	33	10	—	10	11	—	11
Service Revenue		2,758	284	3,041	2,515	296	2,811	948	98	1,046	837	102	939
Telephone and equipment	Point in time	145	—	145	155	—	155	51	—	51	51	—	51
Revenue from contracts with customers		2,903	284	3,186	2,671	296	2,966	999	98	1,097	888	102	990

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

$ millions	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Three months ended September 30, 2019	Three months ended September 30, 2018
Change in fair value of derivatives	—	(1)	—	—
Change in fair value in investment in Jumia (Note 15)	(32)	—	(89)	—
Change in value of put option liability (Note 3)	(18)	—	(4)	—
Exchange gains (losses), net	(40)	7	(40)	(14)
Other non-operating income (expenses), net	8	2	6	—
Total	(82)	8	(127)	(14)

20

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

$ millions	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Three months ended September 30, 2019	Three months ended September 30, 2018
Basic and Diluted
Net profit (loss) attributable to owners of the Company from continuing operations	(130)	117	(126)	68
Net profit (loss) attributable to owners of the Company from discontinuing operations	60	(32)	(4)	—
Net profit attributable to owners of the Company used to determine the earnings per share	(70)	84	(130)	68

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	101,125	100,784	101,151	100,815

$
Basic and diluted
EPS from continuing operations attributable to owners of the Company	(1.28)	1.18	(1.24)	0.68
EPS from discontinued operations attributable to owners of the Company	0.59	(0.34)	(0.04)	—
EPS for the period attributable to owners of the Company	(0.69)	0.84	(1.29)	0.68

8. PROPERTY, PLANT AND EQUIPMENT

During the nine-month period ended September 30, 2019, Millicom added property, plant and equipment for $459 million (September 30, 2018: $449 million) and received $21 million in cash from disposal of property, plant and equipment (September 30, 2018: $134 million).

9. INTANGIBLE ASSETS

During the nine-month period ended September 30, 2019, Millicom added intangible assets of $127 million (September 30, 2018: $116 million) and did not receive any proceeds from disposal of intangible assets (September 30, 2018: nil).

On May 20, 2019 the Group renew ed 10MHz of the 1900 MHz spectrum in Colombia for a period of 10 years for an amount of $47 million (payable in five installments from June 2019 to February 2023) and an obligation to build 45 sites during the 20-month period following the renewal (~$20 million cost, that will be capitalized once the sites are built).

On July 9, 2019, the Tanzania Communications Regulatory Authority ('TCRA') issued a notice to cancel the license of Telesis, a subsidiary of Millicom in Tanzania that shared its 4G spectrum with Tigo and Zantel operations in the country. The net carrying value of the Telesis' license amounting to $8 million has therefore been impaired during Q3 2019. As a consequence and in order to continue providing 4G services in the country, our operation in Tanzania had to purchase spectrum in the 800MHz band from the TCRA for a period of 15 years and for an amount of $12 million, payable in Q4 2019.

21

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

10. DEBT AND FINANCING

MICSA

On February 20, 2019, MIC S.A. entered into a $1.65 billion term loan facility agreement with a consortium of banks (the “Telefonica Bridge Facility”), subsequently and gradually reduced to $570 million by September 2019. The Telefonica Bridge Facility is available to be drawn from the date of the Telefonica Bridge Facility to and including the earlier of (i) March 1, 2020 and (ii) the date the Telefonica Bridge Facility is terminated. The Telefonica Bridge Facility matures on the date following twelve months after the date of the Telefonica Bridge Facility (unless extended for a period not exceeding six months). Interest on amounts drawn under the Telefonica Bridge Facility is payable at LIBOR plus a variable margin. Amounts drawn under the Telefonica Bridge Facility may be used by MIC S.A. to (i) pay the purchase price for the Telefonica CAM Acquisitions, (ii) refinance the debts of any member of the Telefonica CAM group and/or (iii) pay any costs, fees, interests or other expenses in connection with the Telefonica CAM Acquisitions or the Telefonica Bridge Facility. On signature date, Millicom recorded structuring and syndication fees for a total amount of $12 million under 'Interest expense'. As of September 30, 2019, no amounts are drawn under this facility.

On March 25, 2019, MIC S.A. issued $750 million of 6.25% senior notes due 2029. The Notes bear interest at 6.25% p.a., payable semi-annually in arrears on March 25 and September 25 of each year, starting on September 25, 2019. The net proceeds of the Notes were used to finance, in part, the Telefonica CAM Acquisitions (see note 3). Costs of issuance of $8 million are amortized over the ten-year life of the notes (the effective interest rate is 6.36%). Pending the consummation of any Telefonica CAM Acquisition and the satisfaction of certain other conditions, $500 million of the gross proceeds of the offering of the Notes had been deposited into a segregated escrow account, in the name of Millicom. As of September 30, 2019, and following the completion of Nicaragua acquisition, the remaining amount has been released to cash.

On April 3, 2019, the Group obtained consents from the holders of its $500 million 6% Senior Notes due 2025 (the “Notes”) to amend certain provisions of the indenture governing the Notes. It paid a cash payment of $1 million (equal to $2.50 per $1,000 principal amount of Notes to holders of the Notes).

On April 24, 2019, MIC S.A. signed a $300 million Term Facility Agreement with DNB and Nordea (the “Facility”). The Facility bears interest at maximum LIBOR + 3% p.a., payable semi-annually in arrears. The net proceeds of the Facility were used, among others, to finance the Telefonica CAM Acquisitions (see note 3).

On May 15, 2019, MIC S.A. issued a SEK 2 billion ( approximately $203 million with the closing rate as of September 2019) senior unsecured sustainability bond under its inaugural Sustainability Bond Framework. The senior unsecured bond due 2024 carries a floating coupon priced at 3m Stibor+235bps (see also note 13). It has been listed and commenced trading on the Nasdaq Stockholm sustainable bond list on June 12, 2019. Millicom will use the net proceeds of the bond in accordance with the Sustainability Bond Framework which includes both environmental and social investments such as in energy efficiencies, and the expansion of its fixed and mobile networks.

Paraguay

In January 2019, Telecel obtained a seven-year loan from BBVA Bank for PYG 177,000 million (approximately $20 million), denominated in Paraguayan guaranis (“PYG”) which bears a fixed annual interest rate of 8.94%.

In April 2019, Telecel early redeemed its $300 million 6.75% Senior Notes due 2022 (the “Telecel 2022 Notes”). As a result, Telecel made cash payments of $307 million including early redemption premium of $7 million. As the amount of the repurchase was able to be estimated at March 31, 2019, the $7 million premium and $3 million of related unamortized costs were included as financial expenses in the statement of income in the three month period ended March 31, 2019 and the Notes were disclosed in current liabilities as at March 31, 2019.

In April 2019, Telecel issued $300 million 5.875% senior notes due 2027 (the “Telecel 2027 Notes”). The Telecel 2027 Notes bear interest at 5.875% p.a., payable semi-annually in arrears on April 15 and October 15 of each year, starting on October 15, 2019. The net proceeds of the Telecel 2027 Notes were used to finance the purchase of the Telecel 2022 Notes (see above).

In June 2019, the global bond program for bonds up to PYG 300 billion (approximately $47 million with the closing rate as of September 2019) was registered to be issued in different series from 1 year to 10 years. On June 5, 2019, 3 initial series for up to PYG 230 billion (approximately $36 million) were registered and issued as follows: (i) PYG 115 billion ( approximately $24 million) , at 8.75%, due June 3, 2024, (ii) PYG 50 billion (approximately $ 8 million), at 9.25%, due May 29, 2026 and (iii) PYG 65 billion (approximately $ 10 million), at 10%, due May 31, 2029.

In September 2019, Telecel entered into an amended and restated agreement with Banco Continental S.A.E.C.A., to consolidate three existing loans, for a PYG 370,000 million (approximately $60.5 million), which bears an annual interest of 9% paid on a quarterly basis and has a maturity of 7 years.

22

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

10. DEBT AND FINANCING (Continued)

Tanzania

On June 4, 2019, MIC Tanzania Public Limited Company ("MIC Tanzania") entered into a loan facility agreement with the Standard Bank of South Africa acting as an agent and a consortium of banks acting as the original lenders, for $174.75 million (tranche A) and TZS103,000 million (tranche B - approximately $45 million) which bears the following interests: for Tranche A Libor plus Margin and for Trance B T-Bill rate plus Margin. Margin is set on 4.25% per annum. The facility agreement has security over the assets of MIC Tanzania and pledge over the shares that MIC Tanzania will hold in Zantel once transaction gets regulatory approvals. The maturity of the facility is 66 months and is available to be drawn until the end of 2019. Amounts drawn under this facility agreement will be used by MIC Tanzania (i) to pay an amount of $25 million towards an intercompany loan, (ii) to repay the installment of the existing Zantel Facility falling due in October 2019 amounting to $25 million, (iii) to provide intercompany loans to or the making of equity injections into any member of the Group, (iv) for general corporate purposes including capital expenditure and license fee payments.

Panama

On August 27, 2019, Cable Onda S.A entered into two credit agreements, one with Banco Nacional de Panama S.A , for $75 million which bears 3.75% interest rate and has a 5 year duration and another one with the Bank of Nova Scotia (Sucursal Panama) for $75 million with an interest of 3.45% and a five year duration to finance and refinance working capital and capital expenditures. In addition, on August 27, 2019, Cable Onda S.A entered into an intercompany Bridge Loan Agreement with MIC S.A. for an amount of $420 million with a maturity date November 12,2019 and interest rate of 4%., used for the acquisition of Telefonica Panama (see note 3).

Bolivia

On July 3, 2019 Telefonica Cellular de Bolivia S.A. issued two bonds one for BOB 420 million (approximately $61 million) with a 5% coupon maturing on August 2024 and another one for BOB 280 million (approximately $40 million) with a 4.6% coupon maturing on August 2026. Interest payments is semiannual and both bonds are listed on the Bolivia Stock Exchange.

Honduras

On September 19, 2019, Telefónica Celular, S.A. de C.V. entered into a new credit agreement with Banco Industrial S.A. and Banco Pais S.A for an amount up to $185 million, in tranches of $100 million, $60 million and $25 million. The Loan Agreement has a 10-year maturity and an interest rate of LIBOR plus 3.80% per annum, subject to a floor of minimum 5.25%. The new credit agreement will be used to consolidate the portion of a syndicated $250 million facility with Scotiabank dated March 27, 2015, and $90 million credit agreement with Banco Industrial S.A. dated March 20, 2018.

On September 19, 2019, Navega S.A. de C.V., entered into new facility agreement with Banco Industrial S.A. for an amount of $20 million and a duration of 10 year. The new agreement bears an annual interest of LIBOR plus 3.80% , subject to a floor of 5.25%. and will be used to refinance the portion corresponding to it as borrower under the $250 million facility with Scotiabank dated March 27, 2015.

Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

$ millions	As at September 30, 2019	December 31, 2018
Due within:
One year	256	458
One-two years	153	338
Two-three years	255	403
Three-four years	489	570
Four-five years	931	468
After five years	3,301	2,345
Total debt and financing	5,385	4,580

(i) As at December 31, 2018, Debt and financing included finance lease liabilities of $353 million. As at September 30, 2019, and as a result of the application of IFRS 16, these are now shown under Lease liabilities in the statement of financial position and therefore excluded from the table above in 2019.

23

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

10. DEBT AND FINANCING (Continued)

As at September 30, 2019, the Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued was $554 million (December 31, 2018: $626 million). Assets pledged by the Group for these debts and financings amounted to $2 million at September 30, 2019 (December 31, 2018: $2 million).

The table below describes the outstanding and maximum exposure under these guarantees and the remaining terms of the guarantees as at September 30, 2019 and December 31, 2018.

	Bank and financing guarantees (i)
$ millions	As at September 30, 2019		As at December 31, 2018
Terms	Outstanding exposure	Theoretical maximum exposure	Outstanding exposure	Theoretical maximum exposure
0-1 year	51	51	133	133
1-3 years	153	153	281	281
3-5 years	351	351	212	212
More than 5 years	—	—	—	—
Total	554	554	626	626

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

$ millions	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Three months ended September 30, 2019	Three months ended September 30, 2018
Interest expense on bonds and bank financing	(253)	(163)	(85)	(54)
Interest expense on leases	(113)	(70)	(39)	(26)
Loan redemption charges	(10)	(4)	—	(4)
Other	(30)	(32)	(12)	(13)
Total	(407)	(269)	(135)	(97)

24

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

11. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As at September 30, 2019, the total amount of claims and litigation risks against Millicom and its operations was $350 million, of which $4 million related to its share in joint ventures (December 31, 2018: $687 million, of which $5 million related to its share in joint ventures). Decrease is mainly due to reassessment of risks in Colombia from possible to remote.

As at September 30, 2019, $27 million has been provided for these risks in the consolidated statement of financial position (December 31, 2018: $26 million). The Group’s share of provisions made by the joint ventures was $3 million (December 31, 2018: $4 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Improper filing of shareholding in MIC Tanzania Public Limited Company

In June 2016, Millicom was served with claims by a third party seeking to exert rights as a shareholder of MIC Tanzania Public Limited Company (Tigo Tanzania). In June 2015, Millicom identified that an incorrect filing related to Tigo Tanzania had been made in the commercial register, causing the register to incorrectly indicate that shares in the local subsidiary were owned by this third party. On July 26, 2018, the Court of Appeal of Tanzania, the country’s highest court, reaffirmed in a ruling that Tigo Tanzania remains owned and controlled by Millicom. Late 2018, the third party in question has filed for a review of the ruling by the same Court of Appeals, which already ruled in our favor. Millicom considers the success of this review as remote and therefore continues to control and fully consolidate Tigo Tanzania.

Ongoing investigation by the International Commission Against Impunity in Guatemala (CICIG)

Between 2017 and 2019, the CICIG and Guatemalan prosecutors have pursued investigations that have included the country’s telecommunications sector and Comcel, our Guatemalan joint venture.  On September 3, 2019, the CICIG’s activities in Guatemala were discontinued, after the Guatemalan government did not renew the CICIG’s mandate, and it is unclear whether the investigations will continue. As at September 30, 2019, Management is not able to assess the potential impact on these interim condensed consolidated financial statements of any remedial actions that may need to be taken as a result of the investigations, or penalties that may be imposed by law enforcement authorities. Accordingly, no provision has been recorded as of September 30, 2019.

Taxation

At September 30, 2019, the Group estimates potential tax claims amounting to $337 million. Tax risks amounting to $47 million have been assessed as probable and recorded as tax liabilities (December 31, 2018: claims amounting to $254 million and tax liabilities of $47 million). Out of these potential claims and tax liabilities, respectively $44 million and $3 million relate to Millicom’s share in joint ventures (December 31, 2018: claims amounting to $29 million and tax liabilities of $2 million).

Capital commitments

At September 30, 2019, the Company and its subsidiaries and joint ventures had fixed commitments to purchase network equipment, land and buildings, other fixed assets and intangible assets of $222 million of which $215 million are due within one year (December 31, 2018: $154 million of which $126 million are due within one year). Out of these commitments, respectively $67 million and $66 million related to Millicom’s share in joint ventures (December 31, 2018: $66 million and $56 million).

25

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

12. RELATED PARTY TRANSACTIONS

During the quarter, Millicom's founder and largest shareholder, Kinnevik, announced plans to distribute its 37.2% ownership stake in Millicom to their own shareholders later this year.

The following transactions were conducted with related parties during the three and nine-month periods ended September 30, 2019 and September 30, 2018:

$ millions	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Three months ended September 30, 2019	Three months ended September 30, 2018
Expenses
Purchases of goods and services from Miffin	(156)	(127)	(63)	(49)
Purchases of goods and services from EPM	(28)	(31)	(8)	(10)
Lease of towers and related services from HTA	(20)	(21)	(7)	(7)
Other expenses	(4)	(2)	(1)	—
Total	(208)	(181)	(79)	(66)

$ millions	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Three months ended September 30, 2019	Three months ended September 30, 2018
Income / gains
Sale of goods and services to Miffin	222	205	75	66
Sale of goods and services to EPM	10	13	4	5
Other income / gains	1	—	—	—
Total	233	218	78	70

As at September 30, 2019 and December 31, 2018, the Group had the following balances with related parties:

$ millions	As at September 30, 2019	As at December 31, 2018
Liabilities
Payables to Guatemala joint venture (i)	476	315
Payables to Honduras joint venture (i)	127	143
Payables to EPM	2	14
Payables to HTA	13	—
Payables to Panama non-controlling interests	3	—
Other accounts payable	1	9
Sub-total	623	483
Lease liabilities to HTA (ii)	190	99
Total	813	581

(i)	Amount payable mainly consist of dividend advances for which dividends are expected to be declared in the near future and/or shareholder loans.

(ii)	Disclosed under “Lease liabilities” in the statement of financial position.

26

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

12. RELATED PARTY TRANSACTIONS (Continued)

$ millions	As at September 30, 2019	As at December 31, 2018
Assets
Receivables from Guatemala and Honduras joint ventures	18	20
Receivables from EPM	3	5
Advance payments to Helios Towers Tanzania	8	6
Receivable from AirtelTigo Ghana (i)	41	41
Other accounts receivable	—	1
Total	69	73

(i)   Disclosed under ‘Other non-current assets’ in the statement of financial position.

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at September 30, 2019 and December 31, 2018:

$ millions	Carrying Value		Fair Value (i)
	As at September 30, 2019	December 31, 2018 (ii)	As at September 30, 2019	December 31, 2018 (ii)
Financial liabilities
Debt and financing	5,385	4,580	5,335	4,418

(i)   Fair values are measured with reference to Level 1 (for listed bonds) or 2.

(ii)  As at December 31, 2018, Debt and financing included carrying value of finance lease liabilities of $353 million. As at September 30, 2019, and as a result of the application of IFRS 16, these are now shown under Lease liabilities in the statement of financial position and therefore excluded from the table above in 2019.

Derivative financial instruments

Currency and interest rate swap contracts

MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the SEK 2 billion (~$208 million) senior unsecured sustainability bond issued in May 2019 (see note 10). These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity date is May 2024. The hedging relationship is highly effective and related fluctuations are recorded through other comprehensive income. At September 30, 2019, the fair values of the swaps amount to a liability of $13 million.

Our operations in El Salvador and Costa Rica also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. At September 30, 2019, the fair values of these swaps amount to liabilities of $14 million.

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy

There are no other derivative financial instruments with a significant fair value at September 30, 2019.

27

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

14. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.

At September 30, 2019, the equity accounted net assets of our joint ventures in Guatemala, Honduras and Ghana totaled $3,578 million (December 31, 2018: $3,405 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and previously unrecognized assets and assumed liabilities recognized as part of the purchase accounting). Out of these reserves, $142 million (December 31, 2018: $133 million) represent statutory reserves that are unavailable to be distributed to the Group. During the period ended September 30, 2019, Millicom’s joint ventures paid $181 million (September 30, 2018: $181 million) as dividends or dividend advances to the Company.

$ millions	2019
	Guatemala	Honduras	Ghana (i)
Opening Balance at January 1, 2019	2,105	731	32
Results for the period	118	19	(39)
Dividends declared during the year	—	(37)	—
Currency exchange differences	(1)	(12)	8
Closing Balance at September 30, 2019	2,222	701	—

(i) The Group share of loss from our joint venture in Ghana is disclosed under ‘Profit (loss) from other joint ventures and associates, net’ in the income statement.

15. EQUITY INVESTMENT

Jumia Technologies AG (“Jumia”)

In January 2019, Millicom was further diluted in the capital of Jumia (formerly “Africa Internet Holding GmbH” or “AIH”) following the entry of a new investor. This triggered the recognition of a net dilution gain of $7 million under ‘Income (loss) from associates, net’.

Subsequently, during Q1 2019, in preparation of Jumia's IPO, Millicom relinquished its seat on the board of directors, which resulted in the loss of the Group's significant influence over Jumia. As a result, Millicom derecognized its investment in associate in Jumia and recognized it as a financial asset (equity investment) at fair value under IFRS 9. On April 11, 2019, Jumia completed its IPO at the offer price per share of $14.5 and shares started trading on the NYSE on April 12, 2019.

As a result, as of March 31, 2019, a net gain of $30 million had been recognized and reported under ‘Income (loss) from associates, net’. Post IPO, Millicom holds 6.31% of the outstanding shares of Jumia. Millicom’s investment in Jumia is classified under “Equity investment” in the Group’s statement of financial position.

At September 30, 2019, the closing price of a Jumia share was $7.93, which values Millicom's investment at $38 million (level 1). The changes in fair value of $(89) million and $(32) million for the three and nine-month periods ended September 30, 2019 are shown under 'Other non-operating (expenses) income, net' (see note 6).

16. IPO – MILLICOM’S OPERATIONS IN TANZANIA

In June 2016, an amendment to the Electronic and Postal Communications Act (“EPOCA”) in the Finance Act 2016 required all Tanzanian licensed telecom operators to sell 25% of the authorised share capital in a public offering on the Dar Es Salaam Stock Exchange. Late June 2019, the Group filed the draft prospectus with the Tanzania Capital Market and Securities Authority with the view to initiate the listing process in late 2019.

28

Unaudited Interim Condensed Consolidated Financial Statements For the three and nine-month periods ended September 30, 2019

17. SUBSEQUENT EVENTS

HTA Listing

On October 15, 2019, Helios Towers plc (or "HT", a company inserted as the holding company of HTA just prior to IPO) completed its IPO on the London Stock Exchange at a price of GBP 1.15 per share valuing the company at enterprise value of approximately $2.0 billion and a market capitalization of $1.45 billion. As part of the listing process, Millicom sold a portion of its ownership of $30 million (or approximately $25 million net proceeds if overallotment option is exercised within 30 days of listing). Post-IPO, Millicom holds a 17.1% stake (or 16.2% if overallotment option is exercised).

At the time of listing the shares, Millicom has resigned from its current board of directors seats, which resulted in the loss of the Group's significant influence over HT and in turn HTA. As a result, in Q4, Millicom will derecognize its investment in associate in HT and recognize it as a financial asset (equity investment) at fair value under IFRS 9.

Panama bond announcement

On October 18, 2019, the Group announced that Cable Onda has mandated Goldman Sachs & Co. LLC and J.P. Morgan as Global Coordinators, and BNP Paribas, Morgan Stanley and Scotiabank as Joint Bookrunners for a potential benchmark senior unsecured 144A/RegS USD bond transaction, subject to market conditions.

29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: October 24, 2019